Supertex inc.

2004 Annual Report

Growth through Innovation

President's Letter

Dear Fellow Shareholders:

Fiscal year 2004 was not as profitable as expected. Even though we were able to achieve modest sequential sales growth during the third and fourth fiscal quarters, our sales declined 6% year over year. We depended on significant turns business throughout the last fiscal year, and we forecast that this may continue through the first half of the new fiscal year. However, design-win and quote activities across all our markets have been strong and we expect sales growth to be positively affected by production ramp-up of these design-wins in the second half of the new fiscal year.

Operational Challenges. Our gross margin improved to 40% for fiscal 2004 from 38% in the prior fiscal year, primarily due to rigorous cost reduction measures and lower depreciation expenses. In fiscal 2004, we successfully completed qualification of our two new in-house ion implanters that resulted in significant reduction of our outside implantation service costs. Depreciation expense in fiscal 2004 was lower due to declining capital spending in the last few years, as we have completed the planned major upgrades to our fab and test operations, started in fiscal 2002. We continue to reduce our cost structure by streamlining our operations and improving our production yields, allowing us to remain profitable throughout the year. More importantly, our cash and cash equivalents and short-term investments increased by $11,200,000 during fiscal 2004 to $76,124,000. Through careful inventory management, we were able to reduce our inventory by approximately $2.0 million from the prior year-end even though we had to keep an increasing amount of tactical inventory for the new products we introduced over the last two years ready for the production ramp-up.

Corporate Governance. We, at Supertex, have always taken corporate governance seriously. We believe in conservative accounting policies. We never had pro-forma financial reporting, one-time charges, or excessive executive pay. Throughout the last down cycle, we remained profitable every quarter. At Supertex, good corporate governance means going beyond compliance, taking initiatives and implementing best practices that represent strong business ethics. Our goals are to run an efficient operation, create value for our shareholders, and meet all our responsibilities as a good corporate citizen. We are continuing to work diligently on complying with the Sarbanes-Oxley Act, and we expect to be on schedule and within budget.

New Products. Even though fiscal 2003 was our most productive year in terms of new products and "Design-wins", we saw very little production ramp-up. As a result, our expectation of an immediate ramp-up after product introduction was no longer realistic in the current environment. We found that it takes a lot of customer engineering support and typically three years, on average, after the introduction of a new product to reach volume production. Certain custom and consumer products may go to production sooner. During fiscal 2004, we introduced fewer new products and focused more on the customer engineering support with more field applications engineers to assist and hopefully expedite customer production ramp-up. We also streamlined our design, engineering, and applications operations to achieve better efficiency and a better-cost structure.

I would like to thank our customers and our shareholders for their confidence in us and for their continued support. We are also grateful to our employees for their dedication and contributions throughout last year. Now, we look forward to meeting the new challenges ahead of us.

Henry C.Pao
President & CEO

Selected Financial Performanc



70.8
81.5
56.2
54.9
51.4
FY00
FY01
FY02
FY03
FY04

Net Sales (Millions)



8.5
8.1
3.9
2.9
2.2
FY00
FY01
FY02
FY03
FY04

Net Income (Millions)



9.0
15.0
10.5
7.0
9.6
FY00
FY01
FY02
FY03
FY04

Cash Flows from Operating Activities (Millions



72.3
82.4
88.1
92.5
97.8
FY00
FY01
FY02
FY03
FY04

Shareholders' Equity (Millions)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

(x) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the fiscal year ended March 31, 2004

or

( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 For the transition period from _______ to _______

Commission File No. 0-12718

SUPERTEX, INC.
(Exact name of Registrant as specified in its Charter)

California	**94-2328535**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1235 Bordeaux Drive Sunnyvale, California 94089
(Address of principal executive offices)
Registrant's Telephone Number, Including Area Code: **(408) 222-8888**

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Sec. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☒ No ☐

As of September 26, 2003, the last business day of the registrant's most recently completed second fiscal quarter, there were 12,744,335 shares of the registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the registrant was $172,295,254 based on the closing price reported on the NASDAQ National Market on September 26, 2003. Shares of common stock held by officers, directors and other persons who may be deemed "affiliates" of the Registrant have been excluded from this computation. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The total number of shares outstanding of the Registrant's common stock as of June 4, 2004, was 12,920,927.

Documents Incorporated by Reference: Part III incorporates by reference portions of the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held on August 20, 2004 (the "Proxy Statement").

Exhibit Index is on Page 48
Total number of pages is 52

SUPERTEX, INC.
ANNUAL REPORT - FORM 10K

Table of Contents

PART I

Item 1. Business

This Annual Report on Form 10-K includes forward-looking statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates, and projections about our industry, our beliefs, our assumptions, and our goals and objectives. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates, " and variations of these words and similar expressions, are intended to identify forward-looking statements. Examples of the kinds of forward-looking statements in this report include statements regarding the following: (1) we expect to undertake research and development of more than thirty new product projects during fiscal 2005, (2) our expectation that our wafer fabrication facility (fab) will fulfill our wafer manufacturing capacity needs, (3) our belief that our current backlog will be shipped in fiscal 2005, (4) our belief that our patents may have value and may be useful for cross-licensing, (5) our belief that our position as a leading supplier in our targeted markets can only be maintained through continuous investments in R&D, (6) our anticipation that we will not pay dividends in the near term, (7) our belief that our revenue from the imaging market will recover during fiscal 2005 due to recent design wins and that overall we will experience sales growth due to recent product introductions, (8) our hope that the economy will recover in the coming quarters and that as a result the business of our customers will increase leading to increased revenue for us as well, (9) our plan to continue R&D spending as a percentage of sales at its current level, (10) our forward thrusts and strategies set forth under Part I, Business-Products on page 2, (11) our belief that our continued growth depends in part on our ability to attract and retain highly skilled employees, (12) that available funds and cash generated from operations will be sufficient to meet our cash and working capital requirements through the end of fiscal 2005, (13) that we expect to spend approximately $2,450,000 for capital acquisitions in fiscal year 2005, and (14) that the fair value of our investment portfolio would not be significantly impacted by changes in interest rates. These statements are only predictions, are not guarantees, of future performance, and are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in Item 7 "Factors Which May Affect Operating Results" and elsewhere in this report, as well as the risks (1) that our patents may not have material value and that there may not be a market to cross-license them, (2) that there may be alternative ways for us to maintain our competitive position than through investments in R&D, that these alternatives may cost us less money or be more effective than investments in R&D, that our investments in R&D may not result in new products, and that even if our investments in R&D result in new products, these products may not enable us to maintain our competitive position, (3) that we will not obtain continued growth despite hiring highly skilled employees, (4) that we will not generate enough cash from operations to meet our cash and working capital requirements through the end of fiscal 2005, (5) that we need to spend more on capital acquisitions than anticipated, or that we overestimate or underestimate our need for capital acquisition, (6) that changes in short-term interest rates are not significant enough to affect our investment portfolio, and (7) that our newly introduced products will not be widely adopted so that they do not generate substantial revenue. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Supertex, Inc. ("Supertex" the "Company" "We" and "us") is a technology-based producer of high voltage analog and mixed signal semiconductor components. We design, develop, manufacture, and market integrated circuits (ICs), utilizing state-of-the-art high voltage DMOS, HVCMOS and HVBiCMOS analog and mixed signal technologies. With respect to our DMOS transistor products, the Company has maintained an established position in key products for the telecommunication and automatic test equipment industries. Supertex has been an industry leader in high voltage integrated circuits (HVCMOS and HVBiCMOS), which take advantage of the best features of CMOS, bipolar, and DMOS technologies and integrate them into the same chip. They are used by the flat panel display, printer, medical ultrasound imaging, telecommunications, industrial and consumer industries.

We market our products through direct sales personnel, independent sales representatives and distributors in the United States of America and abroad, primarily to electronic original equipment manufacturers.

The Company was incorporated in California in October 1975 and conducted an initial public offering of its Common Stock in December 1983. Our executive offices are located at 1235 Bordeaux Drive, Sunnyvale, California 94089, and our principal manufacturing facilities are located in San Jose, California and in Hong Kong. We have two design centers, one in our Sunnyvale headquarters and one in Hong Kong within our production test facility. We maintain five direct field sales offices located in: (1) Tallman, New York; (2) Irving, Texas; (3) Oley, Pennsylvania; (4) The United Kingdom; and (5) Taiwan as well as our International Sales and Distribution Center in Hong Kong established in fiscal 2002. The telephone number of our headquarters is (408) 222-8888. Our mailing address is 1235 Bordeaux Drive, Sunnyvale, California 94088-3607. Our website address is www.supertex.com.

Products

Over the years Supertex has designed and developed a variety of high voltage analog and mixed signal integrated circuits utilizing state-of-the-art high voltage DMOS, HVCMOS and HVBiCMOS analog and mixed signal technologies. We supply standard and custom interface products primarily for use in telecommunications, imaging and medical electronics markets. Within these markets, we also provide custom wafer foundry services for the manufacture of integrated circuits using customer-owned designs and mask toolings. During fiscal 2004 and 2003, foundry services represented approximately 25% of our revenues, with the balance of our revenues coming from product sales, whereas during fiscal 2002 foundry services represented approximately 28% of our revenues.

In the past five years, the semiconductor industry as a whole and Supertex was no exception, went through a rapid growth phase during our fiscal years 2000 and 2001, primarily due to the rapid growth in the telecommunication and internet industries and then suffered a severe decline in years 2002 and 2003. Finally in our fiscal 2004, we saw some recovery. Because of our conservative fiscal policy, even though our net sales dropped by 31% in fiscal year 2002 from 2001, we maintained our gross margin at approximately 40% through swift cost control actions and did not lose money and continued to have a positive cash flow from operating activities. During this five-year period, there were some surplus wafer fabrication facilities (fab) and test facilities for sale at bargain prices. With a sufficient cash supply and reserve on hand, we were able to negotiate with sellers for an attractive price with an all cash purchase of a submicron six inch fab in nearby San Jose, California in fiscal 1999, and of a test facility in Hong Kong in fiscal 2001 at a small fraction of their original cost. Because of our conservative fiscal policy, we were able to shut down our old four-inch fab and our production test facilities in Sunnyvale without having to incur any one-time charges.

After a two-year effort of successfully transferring our high voltage processes from our old fab to our new fab, we saw excellent potential to expand and compete in our markets. We formulated our forward thrusts and strategies in fiscal 2001, as shown in the table below, and started developing a large number of new products. The result was the introduction of 18 new products in calendar 2002 and 13 in 2003, up from 3 in 2000 and 7 in 2001. Typically in the semiconductor industry, it takes a gestation period of about three years for a new product from introduction to volume production. We should expect sales growth in the coming years from our recently introduced products. In the meantime, we also entered new markets, such as offline driver ICs for light emitting diodes (LEDs), hotswap ICs, Power-over-Ethernet (PoE) ICs and Voice over Internet Protocol (VoIP) ICs.

Supertex Forward Thrusts & Strategies

	Markets	Strategies
Medical	Ultrasound	Custom and proprietary, leadership
	Foundry	Synergistic with other business
Imaging	Flat panel displays	Partnering and proprietary
	Printers	Custom and proprietary
	Foundry	Synergistic with other business
Telecom	Optical MEMS	Custom, proprietary and leadership
	Hotswap	Second source and improve upon LTC and Maxim
	Broadband and VOIP	Off-line solutions, PFC multi-stage converters
Others	Industrial and consumer off-line	Unique and small, cost-effective solutions

With Asia being the growth region in comparison to North America and Europe, we established a Sales/ Distribution Center in Hong Kong in 2004 in our effort to penetrate the Asian market, in particular, the Chinese market.

The three major Groups that currently generate product revenues are:

The *Telecommunications (Telecom)/Broadband Group* consists of interface products used in telephone handsets, solid-state relays, modems, fax, ISDN, networking, PABX, and PCMCIA cards, as well as diagnostic, curbside, set-top and central office equipment. The IC products include: hotswap controller, supervisory, power management, ringer, protection & isolated switch, Power-over-Ethernet (PoE), Voice over Internet Protocol (VoIP), and optical micro-electro-mechanical system (MEMS) driver ICs. In addition, we offer foundry service for certain optical MEMS products.

The *Imaging Group* consists of interface products for flat panel displays and non-impact printers and plotters. The flat panel display product family is sold to customers using electroluminescent (EL), plasma, vacuum fluorescent, Cholesteric LCD, electrophoretic and light emitting diodes (LED) technologies. There is also a family of products for driving EL panels to back-light LCD displays in hand-held instruments, such as cellular phone's monochrome screen and keypads, PDAs, pagers, HPCs, MP3, and meters as well as LEDs for general lighting to replace the incandescent and fluorescent lights because the new LEDs are very efficient. The printer product family is used in ink-jet and electrostatic types of printers and plotters, which are mostly high end products, with full color capability, high resolution and high-speed outputs. In addition, we offer foundry service for charge-coupled devices (CCD) and CMOS imaging devices.

The *Medical Electronics Group* consists of products primarily for ultrasound diagnostic imaging equipment as well as selected portable instrument applications. In addition, we offer foundry service for pacemaker and defibrillator integrated circuits.

Net sales generated from each of these three groups are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Net Sales."

As a leading provider of products to these specific niche markets, Supertex has been able to work very closely with key customers to define new products and identify future market needs. Such close collaboration has facilitated our development of a wide range of leading edge new products and has allowed our customers to quickly develop new and more advanced products for their markets. While we work with certain customers to design a product, generally, such products have broader applications so that they are useful to multiple customers.

In the DMOS transistor product line, Supertex focuses on certain niches such as very low threshold and low leakage devices, which are most suitable for telecommunication, automatic test equipment, and hand-held applications where these features justify a premium. The DMOS transistor products also serve as building blocks and predecessors to a fully integrated solution such as high voltage integrated circuits.

Supertex operates in only one business segment. Information regarding Supertex's Segment Reporting can be found in Notes 1 and 8 of the "Notes to Consolidated Financial Statements."

Research and Development

Supertex incurred research and development expenses of $9,570,000, $9,338,000, and $11,279,000, on research and development activities during fiscal years 2004, 2003, and 2002, respectively. Research and development activities in fiscal 2005 are expected to continue at the rate of over thirty new product projects per year.

We believe that our position as a leading supplier in our targeted markets can only be maintained through continuous investments in research and development. We focus our efforts on designing new products with existing process technologies while also developing new process technologies to be used for future products. We continuously strive to effectively monitor and control our research and development programs in order to obtain better performance and greater technological achievements at lower costs.

Manufacturing

Manufacturing operations include wafer fabrication in San Jose, California; limited assembly and packaging in Sunnyvale, California; and product testing and quality control in Sunnyvale, California and Hong Kong. Of our long-lived assets, 6% were located in our Hong Kong facility at the end of fiscal 2004 and 2003, with the balance located in the U.S.

We subcontract most of our standard component packaging and limited testing to independent assemblers, principally in Thailand and Malaysia. After assembly, packaged units are shipped back to our Hong Kong and Sunnyvale facilities for final product testing and quality control before shipment to customers. Although our offshore assemblies have not experienced any serious work stoppages, political instability and the severe acute respiratory syndrome (SARS) or other epidemic in these countries may adversely affect our assembly and test operations. Although we have qualified assemblers in different countries to reduce risk, any prolonged work stoppage or other inability to assemble products would have a material adverse impact on our operating results. Furthermore, economic risks, such as changes in tariff or freight rates or interruptions in air transportation, could adversely affect our operating results. We also maintain a specialized assembly area at our manufacturing facilities to package engineering prototypes, to ensure high priority deliveries, and to assemble high reliability circuits required in military and other high reliability applications. We moved our production test operation to Hong Kong in fiscal 2002, but still maintain a small prototype product testing and product engineering operation in Sunnyvale, California. As of the end of the fiscal 2004, the value of all our equipment and facility (long-live assets) located in Hong Kong amounted to $570,000.

We believe that we are well positioned to fulfill our wafer manufacturing capacity needs for the near future because our fab is running at below fifty percent (50%) utilization.

Availability of raw silicon wafers has worsened in the second half of fiscal 2004. During the economic downturn which started in the second half of fiscal 2001, some of our wafer suppliers reduced their manufacturing capacity, thus limiting their ability to react to the recent increase in the demand for raw wafers. We are currently experiencing lead times of approximately 12 to 14 weeks. However, our supplier agreements, if honored, assure us that our forecasted requirements are covered through calendar 2004. Under the terms of these agreements, we commit to a volume purchase. In return, we obtain favorable pricing concessions and resource commitment. On the other hand, availability of assembly packages and other raw materials used in the manufacturing of our products continues to be plentiful and subject to competitive pricing pressure. These materials are currently obtained from various sources. Some of these materials were in short supply in prior years.

Environmental Laws

Government regulations impose various environmental controls on the waste treatment and discharge of certain chemicals and gases after their use in semiconductor processing. We believe that our activities substantially comply with present environmental regulations. However, increasing attention has been focused on the environmental impact of semiconductor manufacturing operations. While we have not experienced any material adverse effects on our business or financial results from our compliance with environmental regulations and installation of pollution control equipment, there can be no assurance that changes in such regulations will not necessitate our acquisition of costly equipment or other requirements in the future. We work closely with pollution experts from federal, state, and local agencies, especially from the cities of Sunnyvale and San Jose, California, to help us comply with present requirements.

Sales

We market our standard and custom products in the United States and abroad through our direct sales and marketing personnel in our headquarters, as well as through independent sales representatives and distributors supported by our field sales managers out of our sales offices in New York, Texas, Pennsylvania, the United Kingdom, and Taiwan. In addition, we established an international sale/distribution center in Hong Kong in fiscal 2002.

Export sales are made primarily through independent distributors to customers in Europe and Asia, and represented 43%, 39%, and 32% of net sales in fiscal years 2004, 2003, and 2002, respectively. The prior year percentages have been adjusted to reflect a change in our aggregation of geographic sales information. Sales are now attributed to geographic area based on delivery locations. Exports to Asia are largely to customers in Japan. Export sales are denominated only in U.S. dollars. Although export sales are subject to certain governmental commodity controls and restrictions for national security purposes, we have not had any material adverse effects on our business or financial results because of these limitations.

Microtek Inc., our primary distributor in Japan, accounted for 10% of our net sales for fiscal year 2004, and 11% for fiscal years 2003 and 2002, respectively. We do not have a long-term distributorship agreement with Microtek. Normal terms and conditions of sale apply, which include a 60-day notice of cancellation and charges for work-in-process for cancellations less than 60 days from shipment. Outstanding accounts receivable from Microtek accounted for 7% of gross accounts receivable as of March 31, 2004. While we have maintained a good relationship with Microtek, Inc. for over seventeen years, deterioration in that relationship could materially and adversely affect our business and financial results.

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Our inventories include high technology parts and components that are specialized in nature and subject to rapid technological obsolescence. While we endeavor to minimize the required inventory on hand and consider technological obsolescence when estimating amounts required, such estimates may be inaccurate and are subject to change. We maintain an inventory balance based on current sales level and forecast of future demand. An amount for tactical inventory is kept in our die bank location to reduce the lead-time in fulfilling an order.

Seasonality

While there may be some seasonality in some of our markets, typically weaker in the first half of any calendar year, a seasonal influence on our sales has not been identified as a consistent material trend.

Backlog

Our backlog at March 31, 2004 was approximately $10,767,000 compared with $10,457,000 and $12,275,000 at March 31, 2003, and 2002 respectively. We expect that all of the current backlog will be shipped in fiscal 2005. Customers may cancel or reschedule orders without significant penalty, and the price of products may be adjusted between the time the purchase order is booked into backlog and the time the product is shipped to the customer. For those reasons, we believe that backlog is not meaningful in predicting our actual net revenue for any future period.

Competition

In general, competition among manufacturers of semiconductor components and discrete transistors is intense. Many of our domestic and foreign competitors have larger facilities, more financial, technical, and human resources, and more diverse product lines. Competition in the industry is based primarily upon factors such as product prices, product performance, diversity of product lines, delivery capabilities, and the ability to adapt to rapid technological change in the development of new and improved products. We believe we are competitive with respect to these factors; however, because of our market niches, market statistics are not generally available for many of our products. We also believe we are a leader in certain markets for our product families where we have a technological and/or cost advantage. We capitalize on our leadership positions by working very closely with customers to help them with next generation products, thus maintaining our leadership positions. Such close collaboration has produced a wide range of leading edge new products for us and for our customers and is one of our competitive advantages.

Patents and Licenses

We hold twenty-four United States patents, twelve of which will expire between 2008 to 2021, and we have additional patents pending. Although we believe that our patents may have value, there can be no assurance that our patents or any additional patents that may be obtained in the future will provide meaningful protection from competition. We believe that our success depends primarily on the experience, creative skills, technical expertise, and marketing ability of our personnel rather than on the ownership of patents. Patents may, however, be useful for cross-license purposes and have served the Company well in the past.

Supertex is not aware that any of its products infringe on any valid patent or other proprietary rights of third parties but it cannot be certain that they do not do so. If infringement is alleged, there can be no assurance that the necessary licenses could be obtained, or if obtained, would be on terms or conditions that would not have a material adverse effect on the Company.

Employees

At March 31, 2004, we had 307 full time employees primarily located in Northern California and Kowloon, Hong Kong. Many of our employees are highly skilled, and we believe our continued growth and success will depend in part on our ability to attract and retain such employees. At times, like other semiconductor manufacturers, we experienced difficulty in hiring and retaining sufficient numbers of skilled personnel, especially experienced analog integrated circuit designers.

We believe that the compensation, benefits, and incentives offered to our employees are competitive with those generally offered throughout the semiconductor industry. There are no collective bargaining agreements between us and our employees, and there has been no work stoppage due to labor difficulties. The Company considers its employee relations to be good.

Executive Officers of the Company

Name	Position with the Company	Age	Officer Since
Henry C. Pao	President, Principal Executive and Financial Officer	66	1976
Richard E. Siegel	Executive Vice President	58	1982
Benedict C. K. Choy	Senior Vice President, Technology Development, and Corporate Secretary	58	1976
William P. Ingram	Vice President, Wafer Fab Operations	56	1999
Franklin Gonzalez	Vice President, Process Technology	53	1999
Michael Lee	Vice President, I.C. Design	49	1999
Dilip Kapur	Vice President, Standard Products	55	2000
William Petersen	Vice President, Worldwide Sales	51	2001

Officers appointed by the Board of Directors serve at the discretion of the Board. There is no family relationship between any directors or executive officers of the Company.

Henry C. Pao is a founder of Supertex and has served as President, Principal Financial and Executive Officer, and as a Director since the Company's formation in fiscal 1976. Previously, he worked at Fairchild Semiconductor, Raytheon, Sperry Rand and IBM. He has B.S., M.S., and Ph.D. degrees in Electrical Engineering from the University of Illinois at Champaign-Urbana.

Richard E. Siegel joined the Company in 1981 as National Sales Manager, was appointed Vice President of Sales and Marketing in April 1982, Senior Vice President in February 1988, and has served as Executive Vice President since November 1988. He has been a Director since 1988. Previously, he worked at Signetics Corporation, Fairchild Semiconductor, Ford Instrument and Grumman Aircraft Corporation. Mr. Siegel is also a member of the Board of Directors for All American Semiconductor (NASD: SEMI). All American Semiconductor, headquartered in Florida, is a national distributor of electronic components manufactured by others and is a major distributor for Supertex. Mr. Siegel has a B.S. degree in Mechanical Engineering from City College of New York, augmented with Electrical Engineering courses from Brooklyn Polytechnic Institute, New York.

Benedict C. K. Choy, a founder of the Company, joined Supertex in fiscal 1976 as Vice President, Device Technology and Process Development, and has served as Senior Vice President since February 1988. He has been a Director since 1986. Previously, he worked at Fairchild Semiconductor, National Semiconductor, and Raytheon. He has a B.S. degree in Electrical Engineering from the University of California, Berkeley.

William P. Ingram joined Supertex in April 1995 as its Director of Wafer Fab Operations. Prior to joining Supertex, he was Vice President of Technology Development at Crosspoint Solutions, before which he held management positions at Fairchild and National Semiconductor. He began his career at National after receiving his B.S. degree in Electrical Engineering with honors from the North Carolina State University.

Franklin Gonzalez joined Supertex in November 1990 as a Process Development Manager. In 1994, he was promoted to Director of Process Technology. Prior to joining Supertex, he held various R&D management positions spanning over seventeen years with such companies as ECI Semiconductor, Telmos and Harris Semiconductor where he began his career. He has a Ph.D. in Electrical Engineering from the University of Florida and a Masters in Electrical Engineering from Stanford University.

Michael Lee re-joined Supertex in October 1993 as Director of I.C. Design. Before that, he had a combined total of fifteen years of industry experience in I.C. Design. He began his career at Supertex after receiving his Masters in Electrical Engineering from UC Berkeley in 1978.

Dilip Kapur joined Supertex in March 1984 and has managed Marketing, Applications, Marketing Communications and Product Engineering Departments. He was promoted to Director of Marketing in 1990, and promoted to Vice President Standard Products in December 2000. He has previously held Application Engineering and Marketing positions at Computer Power Inc. and Advani Oerlikon Ltd. He has a B.S. degree in Electrical Engineering from MACT, Bhopal and a Diploma in International Trade from Indian Institute of Foreign Trade, New Delhi.

William Petersen first joined Supertex in 1984 as Sales Manager for the Central Region of the United States. From 1990 through 1994, he was the Company's National Sales Manager, overseeing sales operations throughout the United States. Mr. Petersen re-joined Supertex in September 1999 as Director of Sales. He was promoted to Vice President of Worldwide Sales in April 2001. Prior to working at Supertex, he worked at Siemens as Central Area Manager from 1980-1984. Mr. Petersen attended the University of Iowa.

Available Information

We make available free of charge and through our internet website (www.supertex.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 159(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Item 2. Properties

We lease a building at 71 Vista Montana, San Jose, California covering approximately 61,700 square feet where our six-inch submicron wafer fabrication and process engineering are located. In January 2004, we amended the lease term of this facility by extending the term to seven years to expire in April 2011. We have one remaining option to extend the term for an additional five years, which, if exercised, would extend the lease to April 2016.

We renewed our lease for a portion of a building located at 10 Sam Chuk Street, Sanpokong, Kowloon, Hong Kong in December 2003. The new lease covers 23,600 square feet and houses our back-end processing operations including: wafer sort, final test, quality control and assembly logistics as well as our Hong Kong Design Center and our International Sales and Distribution Center. The lease expires in three years on December 1, 2006.

We also lease a portion of a building, covering approximately 5,600 square feet, at 1225 Bordeaux Drive, Sunnyvale, California, expiring on April 2007. This building is leased from a corporation owned by a former director of the Company and is being sub-leased, essentially at cost, to Reaction Technology, our epitaxial deposition service provider. (See Note 7 of "Notes to Consolidated Financial Statements" and Item 13.)

We own our corporate headquarters, a facility of approximately 42,000 square feet at 1235 Bordeaux Drive, Sunnyvale, California, which houses the executive offices, sales and marketing, product engineering, R&D, prototype and hi-rel assembly, quality control, production control, corporate financial and administrative staff.

We believe that our existing facilities and equipment are well maintained and are in good operating condition.

Item 3. Legal Proceedings

Supertex is not currently a party to any material legal proceedings. However, it may be involved from time to time in various legal actions arising in the ordinary course of business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended March 31, 2004.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The following table sets forth the range of high and low closing sale prices reported on The Nasdaq Stock Market under the symbol SUPX for the periods indicated.

	Fiscal Year Ended March 31,			
	2004		2003	
	High	Low	High	Low
First Quarter	18.32	13.57	22.00	13.80
Second Quarter	19.95	16.34	17.62	9.64
Third Quarter	20.41	16.71	15.10	9.25
Fourth Quarter	22.60	15.19	15.36	13.00

On May 28, 2004, the last reported sale price was $15.67 per share. There were approximately 2,411 shareholders of record of common stock on May 28, 2004. We have not paid cash dividends on our common stock in fiscal years 2004 and 2003, and the Board of Directors presently intends to continue this policy in order to retain earnings for the development of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid to holders of common stock in the foreseeable future. The Company did not repurchase from the open market any of its outstanding shares or other securities during its fiscal quarter ended March 31, 2004.

Securities authorized for issuance under equity compensation plans:

We maintain the following three shareholder-approved equity compensation plans, as further described in Note 5 to our consolidated Financial Statements.

Employee Stock Purchase Plan - The shareholders of the Company approved the adoption of the 2000 Employee Stock Purchase Plan (the "ESPP") and the reservation of shares of common stock for issuance under this Plan at the August 18, 2000 annual shareholders meeting. The maximum aggregate number of common stock available for purchase under the ESPP is 500,000 shares plus an annual increase on the first day of the Company's fiscal year of the lesser of 100,000 shares or three percent (3%) of the outstanding shares on that date or a lesser amount determined by the Board of Directors. Eligible employees may elect to withhold up to 20% of their cash compensation to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a six-month offering period, whichever is lower. An eligible employee may purchase no more than 500 shares of common stock during any six-month accumulation period. A total of 50,086, 46,408 and 45,239 shares of the Company's common stock were issued under the ESPP for fiscal years 2004, 2003 and 2002, respectively. There are 358,267 shares available for future issuance under the ESPP at the end of fiscal year 2004.

Stock Option Plans - The 1991 Stock Option Plan (the "1991 Plan") provides for granting incentive stock options to employees, and non-statutory stock options to employees and consultants. Terms for exercising options are determined by the Board of Directors, and options expire at the earlier of the term provided in the Notice of Grant or upon termination of employment or consulting relationship. The 1991 Plan expired in June 2001, thus there were no options available for grant under the 1991 Plan.

At the end of fiscal year 2004, there were 962,230 shares which are issuable upon exercise of outstanding options under the 1991 Plan at a weighted average exercise price of $17.10. Options granted under the 1991 Plan were granted at the fair market value of the Company's common stock on the date of grant and generally expire 7 years from the date of grant or at termination of service, whichever occurs first. The options generally are exercisable beginning one year from date of grant and generally vest over a five-year period.

Our shareholders approved the adoption of the 2001 Stock Option Plan (the "2001 Plan") and the reservation of 2,000,000 shares of common stock for issuance under the 2001 Plan at the August 17, 2001 annual meeting of shareholders. Terms for exercising options and vesting schedules are similar to the 1991 Plan. At the end of fiscal year 2004, there were 517,600 shares which are issuable upon exercise of outstanding options under the 2001 Plan at a weighted average exercise price of $16.67 and there are 1,478,949 shares remaining available for issuance.

We have no equity compensation plans that were not previously approved by our shareholders.

The table below shows information as of March 31, 2004, with respect to equity compensation plans under which equity securities of the Company are authorized for issuance. The Company's equity compensation plans, consisting of the Stock Option Plan and Employee Stock Purchase Plan, are approved by security holders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,479,830	$16.95	1,837,216 (1)
Equity compensation plans not approved by security holders	0	N/A	0

(1) *Includes 358,267 shares reserved as of March 31, 2004 for future purchases by employees through payroll deductions under the Company's Employee Stock Purchase Plan described above.*

Item 6. Selected Consolidated Financial Data

The selected financial information and other data presented below should be read in conjunction with the "Consolidated Financial Statements," "Notes to Consolidated Financial Statements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The Company uses a 52-53 week fiscal year ending the Saturday nearest March 31. For presentation purposes, the Company's fiscal years in the selected Consolidated Financial Data below have been shown ending on March 31. Fiscal years 2004 and 2000 each consisted of 53 weeks, whereas, fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

			March 31,		
	2004	**2003**	**2002**	**2001**	**2000**
			(in thousands)		
Balance Sheet Data:					
Working capital	$ 87,005	$ 78,051	$ 67,333	$ 61,662	$ 52,950
Total assets	112,797	108,671	103,380	98,695	86,623
Shareholders' equity	97,774	92,525	88,096	82,359	72,269
Cash and cash equivalents and short-term investments	76,124	64,876	52,492	44,282	34,176
Total current assets	102,028	94,197	82,617	77,998	67,304
Total current liabilities	15,023	16,146	15,284	16,336	14,354

	Fiscal Year Ended March 31				
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)				
Statement of Income Data:					
Net Sales	$ 51,394	$ 54,915	$ 56,195	$ 81,455	$ 70,838
Costs and Expenses					
Costs of sales	30,938	34,103	33,700	48,790	44,976
Research and development	9,570	9,338	11,279	10,917	8,468
Selling, general and administrative	9,760	8,722	7,939	10,806	6,980
Income from operations	1,126	2,752	3,277	10,942	10,414
Other income					
Interest income	1,164	916	1,538	2,466	1,978
Other income (expense), net	840	530	1,037	(1,153)	257
Income before provision for income taxes	3,130	4,198	5,852	12,255	12,649
Provision for income taxes	970	1,343	1,990	4,167	4,174
Net income	$ 2,160	$ 2,855	$ 3,862	$ 8,088	$ 8,475
Net income per share:					
Basic	$ 0.17	$ 0.23	$ 0.31	$ 0.65	$ 0.70
Diluted	$ 0.17	$ 0.22	$ 0.30	$ 0.62	$ 0.68
Shares used in per share computation:					
Basic	12,758	12,598	12,443	12,351	12,126
Diluted	13,051	12,757	12,748	12,990	12,519

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Supertex designs, develops, manufactures, and markets high voltage analog and mixed signal integrated circuits utilizing state-of-the-art high voltage DMOS, HVCMOS and HVBiCMOS analog and mixed signal technologies. We supply standard and custom interface products primarily for the use in the telecommunications, imaging, and medical electronics markets. We also provide wafer foundry services for the manufacture of integrated circuits for customers using customer-owned designs and mask toolings.

Factors Which May Affect Operating Results

Semiconductor companies as a group are subject to many similar risks. These include the risks that (1) the demand for semiconductors decreases as the industry has historically been very cyclical, (2) there are shortages of raw materials and/or fab capacity, or (3) there are changes in underlying circuit or process technology or fab technology. Other factors that could affect our future results include whether we can generate new bookings from both new and current products; general economic conditions, both in the United States and foreign markets, and economic conditions specific to the semiconductor industry; risks associated with customer concentration; our ability to introduce new products, to enhance existing products, and to meet the continually changing requirements of our customers; our ability to maintain and enhance relationships with our assembly and test subcontractors and independent distributors and sales representatives; and whether we can manufacture efficiently and control costs. In addition, we are subject to the risks described below, which are specific to our business:

- We have focused our product offerings primarily on niche markets which leverage our capabilities and in which we believe we have dominance. We attempt to choose markets which are sizable enough to be worth pursuing but which are not large enough to attract fierce competition. These markets could grow enough to attract increased competition or else competitors could enter due to happenstance or downturns elsewhere. In addition, these niches might be more susceptible to shrinkage than more diverse markets, due to their concentration on a few product offerings.

- We work with our customers to develop products, which they will design into their systems. Even if we do achieve a design win, the customer's system may never go into production or the production may be smaller than we had anticipated. Although we attempt to develop products which will be useful for multiple customers, we may misjudge the market and develop a product which maybe useful for very few customers.

- We are dependent upon one fab which we own and operate. We would be susceptible were this fab to be unable to meet our needs, for example, were this fab to become obsolete due to process technology changes, or to be damaged, for example by fire or earthquake. We could encounter difficulties in operating our fab, such as contaminants in the air or defects in equipment, which could affect yields and production.

- We have several competitors which are substantially larger and could bring to bear substantially more resources in our niche markets. We have been able to maintain profitable margins in part because of our dominance of most of our niche markets. Increased competition could cause our margins to decrease.

- Henry Pao, a director of and the President and CEO of the Company, along with Mr. Pao's father and brother, collectively own greater than 25% of our outstanding stock. They have no agreement among themselves to act together with respect to the Company or their stockholdings. However, were they to act in concert, they would be our largest beneficial shareholder and would have an ability to elect one or more directors, to direct management, and to delay or prevent a change in control.

- We sell a substantial amount of our products internationally. We also package and test most of our products abroad. Problems with foreign economies, political turmoil, wars, changes in the exchange rate, or epidemics, such as SARS could adversely affect our foreign sales or foreign product assembly.

- Our operations may be interrupted and our business would be harmed in the event of an earthquake, terrorist act, and other disaster. Our principal executive offices, our fab facility, and major suppliers are located in areas that have been subject to severe earthquakes. In the event of an earthquake, we and/or our major suppliers may be temporarily unable to continue operations and may suffer significant property damage. Any such interruption in our ability or that of our major suppliers to continue operations at our facilities could delay the development and shipment of our products. Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the recent terrorist attacks on the United States, including the potential worsening or extension of the current global economic slowdown, the economic consequences of current and potential military actions or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. Such uncertainties could also lead to delays or cancellations of customer orders, a general decrease in corporate spending or our inability to effectively market and sell our products. Any of these results could substantially harm our business and results of operations, causing a decrease in our revenues.

- We depended upon one customer, Microtek Inc., for approximately 10% of our fiscal year 2004 sales. Microtek is our primary distributor in Japan with at least twenty end-user customers. Most of our customers can typically cancel or reschedule orders without penalty so decreased demand for our products could translate into rapid decreases in sales volume.

- We are very dependent upon continued innovation of our engineers. The competition for engineers with relevant experience is extremely intense in the Silicon Valley, where most of our engineers are located. We must compete in terms of salary, benefits, and working conditions with many start-ups which can offer more equity. We established an I.C. Design Center in Hong Kong in fiscal 2001 where competition for qualified engineer is not as intense as that in Silicon Valley. However, a majority of our product innovation activities remains in our Sunnyvale and San Jose offices.

- We operate a fab in San Jose, California at which we use various chemicals and solvents which are regulated by various environmental agencies. We cooperate and work with these agencies to comply with these regulations. Should we nonetheless inadvertently contaminate the soil or ground water, or should the previous operator of the fab have done so, we may be responsible for significant costs to remediate the situation.

- We are dependent upon the continued service of several of our key management and technical personnel. The loss of the services of one or more of our engineers, executive officers and other key personnel or our inability to recruit replacements for, or to attract, retain and motivate these individuals would be harmful to our business. We do not have long-term employment contracts with our employees.

- Our success depends upon our ability to protect our intellectual property, including patents, trade secrets, and know-how, and to continue our technological innovation. We cannot assure that the steps we have taken to protect our intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The failure to obtain necessary licenses or other rights could cause us to lose market share and harm our business.

- Recently enacted changes in securities laws and regulations are likely to increase our costs. The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in some of our corporate governance practices. In addition to final rules made by the Securities and Exchange Commission, NASDAQ has revised its requirements for companies that are NASDAQ-listed. These new rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time consuming and/or costly. These new rules and regulations also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

- The FASB and various federal legislative proposals have proposed changes to GAAP that may require us to adopt a different method of determining the compensation expense for our employee stock options. We currently use the intrinsic value method to measure compensation expense for stock-based awards to our employees. Under this standard, we generally do not consider stock option grants issued under our employee stock option plans to be compensation when the exercise price of the stock option is equal to the fair market value on the date of grant. If any change to GAAP is adopted that requires us to adopt a different method of determining the compensation expense for our employee stock options, our reported results of operations may be adversely affected.

The following discussion should be read in conjunction with the "Consolidated Financial Statements," "Notes to Consolidated Financial Statements" and "Selected Consolidated Financial Data" included elsewhere in this Form 10-K. The following table sets forth items from the Consolidated Statements of Income as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31,		
	2004	2003	2002
Net sales	100%	100%	100%
Cost of sales	60.2	62.1	60.0
Research and development	18.6	17.0	20.1
Selling, general and administrative	19.0	15.9	14.1
Income from operations	2.2	5.0	5.8
Other income			
Interest income	2.3	1.7	2.7
Other income (expense), net	1.6	1.0	1.8
Income before provision for income taxes	6.1	7.7	10.4
Provision for income taxes	1.9	2.5	3.5
Net income	4.2%	5.2%	6.9%

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to our revenues, product returns, bad debts, inventories, investments, asset impairments, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies affect our significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosures relating to them in this report

Revenue Recognition

We recognize revenue from direct product sales to end-user customers upon transfer of title and risk of loss, which is upon shipment of the product provided persuasive evidence of an arrangement exists, the price is fixed or determinable, no significant obligations remain and collection of the resulting receivable is reasonably assured. For sales to original equipment manufacturers (OEMs), we use either a binding purchase order or signed agreement as evidence of an arrangement. Sales through our distributors are evidenced by a distributor agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. Sales to our distributors are made primarily under arrangements allowing limited rights of return, limited price protection and the right of stock rotation on merchandise unsold by the distributors. Because of the uncertainty associated with pricing concessions and possible returns, we defer the recognition of such sales and the related costs of sales until our distributors have sold the merchandise to their end-user customers. Our deferred revenue also includes upfront billings from customers under non-recurring engineering (NRE) contracts as well as a customer advance under a licensing agreement.

Sales Returns and Other Allowances

We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on historical experience, analysis of outstanding Return Material

Authorization (RMA) and Allowance Authorization (AA) data and any other form of notification we receive of pending returns. We continuously monitor and track product returns and in circumstances where we are aware of specific customer return or allowance which is over and above normal historical sales returns, we record a specific allowance against the amounts due to reduce our net receivable for such customer. While our sales returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns materialize.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, a minimum allowance is established for all customers based on a percentage applied to outstanding accounts receivable. This percentage is based on our historical collection and write-off experience. Second, we evaluate specific accounts where we have information that a specific customer may have an inability to meet its financial obligations (bankruptcy, etc.) to us. In these cases, significant management judgments and estimates must be made, based on the best available facts and circumstances. We record a specific allowance for that customer against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amount reserved. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Valuation

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value and include high technology parts and components that are specialized in nature and subject to rapid technological obsolescence. Standard manufacturing cost includes materials, labor, and overhead costs including depreciation, and includes factors for estimated production yield and throughput time. We determine the market value of our inventories based on the average selling price of our products in the last three months prior to the balance sheet date. Inventory balances are adjusted to approximate the lower of our standard manufacturing cost or market value. Any adjustment to write down inventory to market value is charged to the cost of sales in the period that the adjustment is made.

We evaluate our ending inventories for excess quantities and obsolescence at each balance sheet date. This evaluation includes analyses of sales levels by product and projections of future demand. Inventories on hand in excess of forecasted demand and inventories that we consider obsolete are reserved for. Additions to the provision are charged to the cost of sales. Subsequent changes in facts and circumstances do not result in the reduction of the allowance until these inventories are subsequently sold or scrapped, after which the related allowance is matched to the movement of the related product inventory, resulting in lower costs and higher gross margins for those products.

While the Company has programs to minimize the required inventories on hand and considers technological obsolescence when estimating amounts required to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Accounting for Investments and Consolidation

From time to time we may make investments in privately held companies, which requires us to determine the carrying value of such investments. We currently own stock in two privately held companies whose carrying value we determined is zero as of March 31, 2004 and March 31, 2003. Investments in privately held companies that are not publicly traded have no established market. We have a policy in place to review the fair value of these investments on a regular basis to evaluate the carrying value of the investments in these companies. This policy includes, but is not limited to, reviewing each of the companies' cash position, financing needs, earnings/revenue outlook, operational performance, management/ownership changes, and competition. The evaluation process is based on information that we request from these privately held companies. This information is not subject to the same disclosure regulations as U.S. public companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies. If we believe that the carrying value of an investment is in excess of its fair value, it is our policy to record a reserve and the related write down is recorded as an investment loss on our consolidated statements of income. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other-than temporary. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period to the extent of the decline below the carrying value of the investment. Estimating the fair value of non-marketable equity investments in early-stage technology companies is inherently subjective and may contribute to significant volatility in our reported results of operations. In addition, adverse operating results of underlying long-term investments could result in additional other-than-temporary losses in future periods.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which we depreciate or amortize over the remaining estimated useful life of the asset where appropriate. We may incur impairment losses in future periods if factors influencing our estimates change.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We evaluate the realizability of the deferred tax assets annually. We have determined that no valuation allowance is required because, although realization is not assured, the Company has sufficient taxable income in carryback years to absorb items deductible in the future for federal tax purposes and anticipates that its estimated future taxable income will allow the deferred tax asset for state tax purposes to be fully realized in future years. The amount of the deferred tax asset that is realizable could be reduced in the near term if actual results differ significantly from estimates of future taxable income.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page 34 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

Recent Developments

Beginning the fourth quarter of fiscal 2001, the global semiconductor industry conditions experienced a severe downturn that continued through the second half of fiscal 2004. During this time, conditions in all the markets we serve were weak. Demand for our products decreased, and sales were adversely impacted resulting in a sequential decline in fiscal years 2002, 2003 and 2004. Despite these declining sales, we have remained profitable and generated positive cash flows through rigorous cost control measures.

We experienced a modest recovery in sales in the second half of fiscal year 2004. We are hopeful that with expected improvements in the economy over the coming quarters, the business of our customers will increase leading to increased sales for us as well. We believe that we will be able to substantially meet our production needs from our wafer fabrication and testing facilities in the coming fiscal year. Quote activities and design wins have been strong in all the markets we serve. We have seen a higher sequential backlog and a book-to-bill ratio of greater than one, which are encouraging indicators for sales growth in the new fiscal year. Book-to-bill ratio is defined as sales orders received over orders shipped during the fiscal quarter. We believe that current orders will be shipped in fiscal 2005. However, our customers may cancel or reschedule orders without significant penalty, and the price of products may be adjusted between the time the purchase order is booked into backlog and the time the product is shipped to the customer. For these reasons, purchase orders received are not necessarily reliable indicators of future sales.

Results of Operations

Fiscal 2004 vs. Fiscal 2003

Net Sales Net sales for fiscal year 2004 was $51,394,000, a decrease of $3,521,000 or 6% from the previous fiscal year net sales of $54,915,000. As a percentage of total net sales, sales to customers in the medical electronics, imaging, telecom and other market were as follows *(in thousands)*:

Markets	Fiscal Years Ended March 31,			
	2004		2003	
Medical Electronics	$ 18,024	35%	$ 19,541	36%
Imaging	17,540	34%	20,012	36%
Telecom	11,541	23%	10,596	19%
Others	4,289	8%	4,766	9%
Net Sales	$51,394	100%	$54,915	100%

Overall demand for our products in fiscal 2004 was lower compared to fiscal 2003. However, sales in our telecom market showed a modest improvement over the prior year primarily as a result of the economic upturn in the semiconductor industry in the second half of fiscal 2004. Sales to our telecom market increased 9% compared to the prior fiscal year, primarily from our legacy ISDN products and to a lesser extent from our optical-to-optical switcher arrays. Sales to the medical electronics market dropped 8% compared to prior fiscal year due to a delay in production of certain newer high-end platforms utilizing our chip scale package products. The 12% decrease in sales to our imaging market reflected softness in the consumer usage of EL backlights. However, we believe that there will be a recovery in our sales in this market in the coming fiscal year due to new design-wins in new applications such as keypads, remote controls, and at certain watch manufacturers. The rest of the markets we served remained stable in fiscal 2004 and are likely to experience a moderate sales growth in fiscal 2005 as improvements in global semiconductor economy continue.

In fiscal 2004, we derived approximately 43% of our net sales from customers outside the United States, primarily in Asia and Europe, compared to 39% in fiscal 2003. Dollar sales to international customers also increased approximately 5% from $21,174,000 to $22,322,000 for the fiscal year ended March 31, 2003 and 2004 respectively. These percentages have been adjusted to reflect a change in our aggregation of geographic sales information. Sales are now attributed to geographic area based on delivery location. The increase in the percentage of international sales is attributed to increase in shipments to delivery locations in Asia excluding Japan while sales in the United States declined. We believe that part of this shift reflects changes in our customers' manufacturing trends with more customers increasing their production operations in Asia. Additional discussion regarding our sales based on geographic area can be found in Note 8 of the "Notes to Consolidated Financial Statements."

Gross Margin

Gross profit represents net sales less cost of sales. Our cost of sales includes the cost of wafer fabrication, cost associated with assembly, packaging, test, quality assurance and product yields, the cost of personnel, facilities, and equipment associated with manufacturing support and charges for excess inventory. Gross profit for fiscal year 2004 was $20,456,000 compared to $20,812,000 in fiscal year 2003.

Gross profit in fiscal 2004 includes a benefit of $820,000 which represents the release of provision for inventory previously written down and sold during the year compared to $79,000 in fiscal 2003.

Our gross profit as a percentage of net sales fluctuates, depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors. Our gross margin was 40% for fiscal 2004 compared to 38% in the prior fiscal year. The gross margin improvement was primarily due to rigorous cost reduction measures and lower depreciation expenses. In fiscal 2004, we successfully qualified our in-house ion implantation process that resulted in reductions in our outside service costs and favorably impacted our gross profit. Depreciation expense in fiscal 2004 was lower than fiscal 2003 due to declining capital spending in the last few years, thereby reducing the depreciable cost. We have completed the upgrades to our fab and test operations, which we started in fiscal 2002.

Research and Development Research and development (R&D) expenses include payroll and benefits, processing costs, and depreciation. We also expense prototype wafers and mask sets related to new products as R&D expenses until new products are released to production. R&D expenses were 19% and 17% of net sales in fiscal 2004 and 2003, respectively. Dollar expenditures for research and development were $9,570,000 and $9,338,000 for fiscal 2004 and 2003, respectively. The net increase of $232,000 in R&D expense for the current year was primarily due to an increase in costs related to new process and new product development offset by a reduction in payroll, software licensing costs and lower depreciation expenses. We plan to continue this level of R&D investments as a percent of net sales.

Selling, General and Administrative **(SG&A)** SG&A expenses consist primarily of employee related expenses, commissions to sales representatives, occupancy expenses including expenses associated with our regional sales offices, cost of advertising and publications, and outside services such as legal, auditing and tax services. SG&A expenses were 19% and 16% of net sales in fiscal 2004 and 2003, respectively. In absolute dollars, SG&A expenses were $9,760,000 in fiscal 2004 compared to $8,722,000 for fiscal 2003. This $1,038,000 or 12% increase in SG&A was attributed to an increase in payroll and benefits expenses of $611,000, an increase in legal expenses of $291,000, an increase in occupancy cost of $122,000, an increase in bad debt expenses of $74,000, an increase in travel and entertainment expenses of $67,000, offset by a reduction in advertising and publication charges of $126,000. The increase in payroll and benefits expenses was attributed to the increase in compensation expense resulting primarily from the increase in valuation of plan assets for the Company's Supplemental Employee Retirement Plan of $426,000 as well as an increase in headcount in our sales and marketing group. We have expanded our sales efforts in the Far East, which also caused an increase in travel and entertainment expenses during fiscal 2004. The increase in legal expenses year-over-year is due to a benefit from a reversal of a provision for legal expenses in fiscal 2003 following the favorable resolution of a claim initiated by a customer. This reversal resulted in a benefit of $224,000 realized in fiscal year 2003. The increase in occupancy costs is attributed to an increase in facilities maintenance costs. Bad debt expenses in the prior year were favorably impacted by the collection of previously reserved accounts receivable of $298,000. The reduction in advertising expenses in fiscal 2004 was due to cost control measures.

Interest Income and Other Income, Net

Interest income and other income, net for fiscal year 2004 was $2,004,000 compared to $1,446,000 in fiscal 2003.

Interest Income Interest income, which consists primarily of interest income from our cash, cash equivalents and short-term investments, was $1,164,000 in fiscal 2004 compared to $916,000 in fiscal 2003. The moderate increase in interest income in fiscal 2004 is due to larger average cash, cash equivalent and short-term investment balance in the current periods compared to the same periods of the prior fiscal year.

Other Income, Net Other income, net of $840,000 for fiscal 2004 consisted primarily of an increase in fair market value of investments held by the Company's Supplemental Employee Retirement Plan of $738,000, and licensing income of $150,000. For the comparable period in fiscal 2003, other income, net, of $530,000 consisted of a gain on sale of a long-term investment of $1,092,000, and an increase in the fair market value of investments held in the Company's Supplemental Employee Retirement Plan of $79,000, licensing income of $150,000, offset by a loss from disposal of equipment of $60,000 and an impairment charge of $750,000 due to the uncertainty surrounding the recoverability of another long-term investment.

Provision for Income Taxes The provision for income taxes for fiscal 2004 is 31% of income before provision for income taxes compared to 32% in fiscal 2003. The Company reduced its effective tax rate due to a higher proportion of its earnings attributed to its foreign-based subsidiary, which is in a lower tax jurisdiction.

Fiscal 2003 vs. Fiscal 2002

Net Sales We had net sales of $54,915,000 in fiscal 2003, a decrease of 2% from the previous fiscal year net sales of $56,195,000. Overall semiconductor industry conditions were very weak during fiscal year 2003, as were conditions in all of the markets that we serve, except the imaging market in which we increased our market share. In fiscal 2003, sales of our telecommunications products continued to be adversely affected by the telecommunications industry's lackluster infrastructure spending which reduced demand for our customers' products. This was offset in part by increased revenues for our products in the imaging market.

Markets	**Fiscal Years Ended March 31,**			
	2003		**2002**	
Medical Electronics	$ 19,541	36%	$ 21,835	39%
Imaging	20,012	36%	16,134	29%
Telecom	10,596	19%	12,378	22%
Others	4,766	9%	5,848	10%
Net Sales	$54,915	100%	$56,195	100%

The increase in sales in the imaging market is primarily due to the sales increase in the backlighting inverter ICs, which gained market share in the phone applications market. Sales to rest of the markets declined primarily due to the adverse impact of the continuing downturn in the global semiconductor industry.

In fiscal 2003, we derived approximately 33% of our net sales from customers outside the United States, primarily in Asia and Europe, compared to 31% in fiscal 2002. Dollar sales to international customers also increased approximately 7% from $17,186,000 to $18,403,000.

In fiscal year 2004, we changed our aggregation of geographic sales information. Sales are now attributed to geographic area based on delivery location, whereas, in prior years, sales were attributed by sales territory. A sales territory is a designation for an area covered by a sales team. Under this new method, sales to customers outside the United States for fiscal 2003 were $21,174,000 or 39 % of total sales compared to $17,998,000 or 32% of net sales in fiscal year 2002. Additional discussion regarding our sales based on geographic area can be found in Note 8 of the "Notes to Consolidated Financial Statements."

Gross Margin Our gross margin as a percentage of net sales for fiscal 2003 was approximately 38% compared to 40% for fiscal year 2002. The 2% drop in margin was the result of a slightly less favorable product sales mix, a charge for the write-down of inventory, and continued low plant capacity utilization, partially offset by continued cost control.

Research and Development Research and development (R&D) expenses, which include payroll and benefits, processing costs and process transfer costs, were 17% and 20% of net sales in fiscal 2003 and 2002, respectively. Dollar expenditures for research and development were $9,338,000 and $11,279,000 for fiscal 2003 and 2002, respectively. The net decrease of $1,941,000 in R&D expense for fiscal 2003 was primarily attributed to a reduction in prototype processing costs of $1,300,000 as several new products were transferred to production status, reduction in software expenses of $411,000, reduction in mask tooling expenses of $230,000 and reduction in rent expenses of $310,000, offset by an increase in payroll and benefit expenses of $410,000 due to additional headcount.

Selling, General and Administrative Selling, general and administrative expenses (SG&A), which include commissions, payroll and benefits, were 16% and 14% of net sales in fiscal 2003 and 2002, respectively. In fiscal 2003, the selling, general and administrative expenses were $8,722,000 compared to $7,939,000 for fiscal 2002. The net increase of $783,000 was attributed to an increase of $459,000 in payroll and benefits due to additional headcount, an increase in advertising spending of $189,000, and an increase in commissions of $122,000 due to increased commissionable sales. In addition, SG&A expenses for the fiscal year 2003 were partially offset by benefits from the collection of previously reserved accounts receivable of $298,000 as compared with SG&A expenses for fiscal 2002 which were partially offset by benefits from the collection of previously reserved accounts receivable of approximately $721,000. SG&A expenses were favorably impacted by the reversal of a provision for legal expenses in fiscal 2003 of $224,000 following the favorable settlement of a claim initiated by a customer in fiscal 2002 related to a product returned.

Interest Income Interest income, which consists primarily of interest income from our cash, cash equivalents and short-term investments, was $916,000 in fiscal 2003 compared to $1,538,000 in fiscal 2002. The decline in interest income in fiscal 2003 was mostly due to lower yields on cash deposit accounts as compared to the prior year.

Other Income, Net Other income, net of $530,000 for fiscal 2003 consists primarily of a gain on the sale of a long-term investment of $1,092,000, gain from investment in short term securities of $79,000, and licensing income of $150,000, offset by a loss from disposal of equipment of $60,000, sublease expenses net of sublease income of $36,000, and an impairment charge of $750,000 due to the uncertainty surrounding the recoverability of an investment. In fiscal 2002, other income and expense, net of $1,037,000 consisted primarily of a gain on sale of long-term investments of $453,000, licensing income realized of $150,000, fees charged to customers for returning products of $160,000, and sublease income net of sublease expenses of $205,000.

Provision for Income Taxes Provision for income taxes for fiscal 2003 is 32% of income before provision for income taxes compared to 34% in fiscal 2002. The reduction of the effective tax rate was primarily due to a change in geographic mix of income.

Financial Condition

Overview

As of March 31, 2004, the Company's working capital was $87,005,000, an increase of $8,954,000 over March 31, 2003. Working capital is defined as current assets less current liabilities. The increase in working capital was mostly the result of cash generated by operations. Cash, cash equivalents and short-term investment balance as of March 31, 2004 was $76,124,000, compared with $64,876,000 on March 31, 2003, and $52,492,000 on March 31, 2002.

Liquidity and Capital Resources

Our cash and cash equivalents increased $10,186,000 during fiscal 2004 to $71,117,000 from $60,931,000 at March 31, 2003. The increase in cash and cash equivalents during fiscal 2004 is due to cash flows from operating activities of $9,617,000 and cash flows from financing activities of $2,559,000, offset by cash used in investing activities of $1,990,000. Current ratio, calculated as total current assets divided by total current liabilities, improved to 6.8 at March 31, 2004, compared to 5.8 at March 31, 2003. Quick ratio, calculated as total current assets net of inventories divided by total current liabilities also improved to 6.0 at March 31, 2004, compared to 4.9 at March 31, 2003.

Our operating activities generated cash of $9,617,000, $6,999,000 and $10,525,000 for fiscal 2004, 2003, and 2002, respectively. Net operating cash flows for fiscal 2004 was impacted by non-cash charges for depreciation, non-cash charges for provisions relating to inventory, doubtful accounts and sales returns and an increase in fair market value of short-term investments categorized as trading securities. The increase in short-term investments categorized as trading securities, which consists entirely of assets held in the Supplemental Employee Retirement Plan (SERP), included contributions from employees net of withdrawals.

Trade accounts receivable, net decreased 24% or $2,467,000 to $7,667,000 at March 31, 2004 from $10,134,000 at March 31, 2003, due primarily to lower sales. The average days of accounts receivable outstanding ("DSO") improved to 55 days at the end of the fourth quarter of fiscal 2004 as compared to 63 days at the end of the comparable period in fiscal 2003. "DSO" is calculated by multiplying the ratio of net trade accounts receivable to net sales at the end of each quarter to the total number of days within that period. DSO for fiscal 2004 was favorably impacted by our collection performance and payment terms offered. We made improvements in our collection performance during fiscal year 2004. Should we need to offer longer payment terms in the future due to competitive pressures, this could negatively affect our DSO.

Inventories decreased 14% or $1,976,000 to $12,606,000 at March 31, 2004 from $14,582,000 at March 31, 2003. Average days of sales in inventory remained the same at 101 days at both fiscal years in comparison. Inventories consist of raw wafers and certain piece parts for assembly operations, work-in-process, and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, increased process complexity and the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

Net cash used in investing activities in fiscal 2004 was $1,990,000 compared to cash provided by investing activities of $317,000 in fiscal 2003. Net cash used in investing activities for fiscal 2004 consisted of equipment purchases of $2,010,000, purchase of short-term investments categorized as available for sale of $5,025,000, offset by proceeds from sale of short-term investments of the same amount and proceeds from disposal of property and equipment of $20,000. For fiscal 2003, cash was provided by sales of long-term investments categorized as available for sale of $1,696,000, primarily offset by equipment purchases of $1,389,000.

Our financing activities consisted primarily of proceeds from employee and consultant exercises of stock options under our option plans and employee purchases of stock under our ESPP of $2,559,000 in fiscal 2004, compared to $1,152,000 in fiscal 2003.

We expect to spend approximately $2,450,000 for capital acquisitions during fiscal 2005. We believe that our existing balance of cash, cash equivalents and short-term investments, together with our cash flow from operations, will be sufficient to meet our liquidity and capital requirements through the end of fiscal 2005.

We have agreed to defend certain customers, distributors, suppliers, and subcontractors against certain claims which third parties may assert that our products allegedly infringe certain of their intellectual property rights, including patents, trademarks, trade secrets, or copyrights. We have also agreed to pay certain amounts of any resulting damage awards and we have the option to replace any infringing product with non-infringing product. The terms of these indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to our potential liability for indemnification relating to intellectual property infringement claims. We cannot estimate the amount of potential future payments, if any, that we might be required to make as a result of these agreements. To date, we have not paid any damage award or been required to defend any claim related to our indemnification obligations, and accordingly, we have not accrued any amounts for our indemnification obligations. However, there can be no assurances that we will not have any financial exposure under those indemnification obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect upon our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Contractual Obligations

The following table summarizes our significant contractual cash obligations at March 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods (in thousands):

		Payment Due by Year			
Contractual Obligations	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Operating lease obligations (1)	$ 6,737	$ 1,014	$ 2,021	$ 1,737	$ 1,965
Purchase obligations (2)	2,322	2,322	--	--	--
Total Contractual Cash Obligations	**$ 9,059**	**$ 3,336**	**$ 2,021**	**$ 1,737**	**$ 1,965**

(1) We lease facilities under non-cancelable lease agreements expiring at various times through April, 2011. Rental expense net of sublease for fiscal 2004 amounted to $856,000.

(2) To obtain favorable pricing and resource commitment, we commit to volume purchase to suppliers of our manufacturing materials.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46, or FIN 46(R), resulting in an effective date of no later than the first interim or annual period ending after March 15, 2004. The Company's adoption of FIN 46(R) had no effect on the Company's results of operations or financial position.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01 *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* ("EITF 03-01). EITF 03-01 establishes additional disclosure requirements for each category of FAS 115 investments in a loss position. Effective for years ending after December 15, 2003, companies must disclose the aggregate amount of unrealized losses, and the aggregate related fair value of their investments with unrealized losses. Those investments are required to be segregated by those in a loss position for less than twelve months and those in a loss position for greater than twelve months. Additionally, certain qualitative disclosures should be made to clarify a circumstance whereby an investment's fair value that is below cost is not considered other-than-temporary. The provisions of this consensus do not have any material effect on the Company's results of operations or financial position.

On December 17, 2003, the Securities and Exchange Commission (the "SEC") issued SAB No. 104, *Revenue Recognition* ("SAB 104"), which supersedes SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB

101"). SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). Additionally, SAB 104 rescinds the SEC's *Revenue Recognition in Financial Statements Frequently Asked Questions and Answers* (the "FAQ") issued with SAB 101 that had been codified in SEC Topic 13, *Revenue Recognition.* Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The provisions of SAB 104 had no effect on the Company's results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks due primarily to changes in interest rates. The Company does not use derivatives to alter the interest characteristics of its investment securities. The Company has no holdings of derivative or commodity instruments, and its holdings are for purposes other than trading purposes. The Company's portfolio is primarily comprised of fixed rate securities. The fair value of the Company's fixed rate securities may be adversely impacted if interest rates rise, however, we believe the impact would be minimal since the investment maturities of these securities are short.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Financial Statement Schedule are listed in Item 15 of this report. The selected historical financial data for each fiscal quarter for the two-year period ended March 31, 2004 have been derived from our audited financial statements. Such information is contained in and should be read in conjunction with our audited financial statements and accompanying notes included in this Form 10-K. With the exception of the quarter ending March 31, 2004, which consisted of 14 weeks, each of the quarters presented in the following page consisted of 13 weeks.

	Quarters Ended							
	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002
	(in thousands, except per share amounts)							
(Unaudited)								
Statement of Income Data:								
Net sales	$ 13,590	$ 13,010	$ 12,315	$ 12,479	$ 14,530	$ 13,888	$ 13,220	$ 13,277
Costs of sales	8,423	7,703	7,523	7,289	8,494	8,658	8,102	8,849
Gross profit	5,167	5,307	4,792	5,190	6,036	5,230	5,118	4,428
Income (loss) from operations	(96)	339	313	570	1,354	700	423	275
Income before provision for income taxes	421	938	647	1,124	1,614	978	1,080	526
Net income	$ 290	$ 647	$ 447	$ 776	$ 1,098	$ 697	$ 713	$ 347
Net income per share								
Basic	$ 0.02	$ 0.05	$ 0.04	$ 0.06	$ 0.09	$ 0.06	$ 0.06	$ 0.03
Diluted	$ 0.02	$ 0.05	$ 0.03	$ 0.06	$ 0.09	$ 0.05	$ 0.06	$ 0.03

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

The term "disclosure controls and procedures" refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the

Securities Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported within required time periods.

The Company's principal executive and financial officer has evaluated the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of end of our fiscal year 2004 ("Evaluation Date") and has determined that, as of the Evaluation Date, such controls and procedures are reasonable taking into account the totality of the circumstances.

(b) Changes in internal controls

There were no significant changes in the Company's internal controls over financial reporting that occurred during our fourth quarter of fiscal 2004 that have materially affected, or are reasonably likely to materially affect, such control.

PART III

Certain information required by Part III is incorporated by reference from the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2004 Annual Meeting of Stockholders to be held on August 20, 2004 (the "Proxy Statement").

Item 10. Directors and Executive Officers of the Registrant

Information regarding our directors is set forth under "Election of Directors" in the Proxy Statement and is incorporated by reference. The information required by Item 405 of Regulation S-K with respect to disclosure of any known late filings or failure by an insider to file a report required by Section 16(a) of the Exchange Act is incorporated herein by reference from the information contained in the section entitled "Compliance with Section 16(a) of the Exchange Act" in the 2004 Proxy Statement. The required information regarding executive officers is included in Part I hereof under caption "Executive Officers of the Company."

The Company has adopted a Code of Business Conduct and Ethics that applies to all of our employees, agents, contractors, and Board of Directors, including our principal executive officer and financial officer and controller. A copy of the Code of Business Conduct and Ethics is accessible, free of charge, at our Internet website (www.supertex.com). Printed copy is also available on request. Requests should be directed in writing to Supertex, Inc., 1235 Bordeaux Drive, Sunnyvale, CA 94089, Attention: Investors Relations. Information on our website is not part of this report.

Disclosure of whether or not we have a financial expert serving on the audit committee of our Board of Directors, and if so who that individual is, such information is contained in the 2004 Proxy Statement under the caption "Audit Committee Financial Expert" and is incorporated herein by reference.

Item 11. Executive Compensation

Information regarding the Company's remuneration of its officers and directors is set forth under "Compensation of Directors" and "Compensation of Executive Officers" in the 2004 Proxy Statement and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding the security ownership of certain beneficial owners and management is set forth under "Security Ownership of Certain Beneficial Owners and Management" in the 2004 Proxy Statement and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions

The Company leased a portion of a building, consisting of approximately 5,600 sq. ft at 1225 Bordeaux Drive, Sunnyvale, California under an operating lease from Fortuna Realty Co, a corporation owned by a former Supertex Director, Yunni Pao. The lease will expire on April 1, 2007, which coincides with our sublease agreement with Reaction Technology, our epitaxial deposition service provider at essentially the same cost. Previously we leased the entire building, consisting of approximately 20,000 sq.ft. The total rental expenses paid to Fortuna Realty Co. were $125,000, $130,000, and $457,000 in fiscal years 2004, 2003 and 2002, respectively. We believe that the lease with Fortuna Realty Co. was and is at prevailing market rates.

Mr. Richard Siegel, the Executive Vice President of the Company, is a member of the Board of Directors for All American Semiconductor. All American Semiconductor is a national distributor of electronic components manufactured by others and is a major distributor for Supertex. Sales to this distributor for fiscal years 2004, 2003, and 2002 were $2,510,000, $3,120,000, and $2,109,000, respectively. The accounts receivable due from All American Semiconductor at March 31, 2004 and March 31, 2003 were $481,000 and $682,000, respectively. Supertex has no long-term distributorship agreement with All American Semiconductor, instead operating on the basis of purchase orders and sales order acknowledgement.

Item 14. Principal Accounting Fees and Services

Information required by this Item regarding accounting fees and services set forth under the caption "Ratification of Appointment of Independent Accountants" in the 2004 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K

(a) The following documents are filed as part of this form:

		Page No.
1.	Report of Independent Registered Public Accounting Firm	29
2.	Consolidated Financial Statements:	
	Consolidated Balance Sheets at March 31, 2004 and 2003	30
	For the three years ended March 31, 2004, 2003, and 2002:	
	Consolidated Statements of Income	31
	Consolidated Statements of Shareholders' Equity	32
	Consolidated Statements of Cash Flows	33
	Notes to Consolidated Financial Statements	34
3.	Financial Statement Schedule. The following Financial Statement Schedule of Supertex, Inc., is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements of Supertex.	
	Schedule for fiscal years ended March 31, 2004, 2003, and 2002:	
	Schedule II Valuation and Qualifying Accounts	47

All other schedules have been omitted since the required information is not present or it is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements, including notes thereto.

4. Exhibits.

Exhibit	Exhibit Description
2.1 (1)	Agreement for purchases and sale of assets by and between Supertex, Inc. and Orbit Semiconductor dated January 16, 1999.

3.1 [2]	Restated Articles of Incorporation of Registrant filed May 21, 1980.
3.2 [2]	Certificate of Amendment of Articles of Incorporation filed April 16, 1981.
3.3 [2]	Certificate of Amendment of Articles of Incorporation filed September 30, 1983.
3.4 [5]	Bylaws of Registrant, as amended.
10	Deferred Compensation Plan (Supplemental Employee Retirement Plan), which became effective January 1, 1996.
10.2	Lease Assignment agreement for 71 Vista Montana, San Jose, California, dated February 1, 1999 among Orbit Semiconductor, as assignor, Sobrato Development Companies #871, as landlord, and Supertex, Inc., as assignee.
10.6 [4]	1991 Stock Option Plan which became effective, with form of stock option agreement.
10.6a [5]	1991 Stock Option Plan, as amended as of August 4, 1995, with form of stock option agreement.
10.6b [6]	1991 Stock Option Plan, as amended as of August 6, 1999, with form of stock option agreement.
10.6c [7]	2000 Employee Stock Purchase Plan.
10.6d [8]	2001 Stock Option Plan, which became effective, with form of stock option agreement.
10.7 [2]	Profit Sharing Plan.
10.21 [3]	Certificate of Amendment of Articles of Incorporation filed October 14, 1988.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (See signature page).
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the exhibit of the same number filed with current report on form 8-K dated January 19, 1999.

(2) Incorporated by reference to exhibit of same number of Registrant's Registration Statement on Form S-1 (File No. 2-86898), which became effective December 6, 1983.

(3) Incorporated by reference to exhibit filed with Quarterly Report on Form 10-Q for period ended October 1, 1988.

(4) Incorporated by reference to exhibit filed with Annual Report on Form 10-K for year ended March 31, 1991.

(5) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 33-43691) which became effective September 1, 1995.

(6) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 33-43691) which became effective September 29, 1999.

(7) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 333-47606) which became effective October 6, 2000.

(8) Incorporated by reference to Appendix B of the Registrants amended Proxy Statement filed on August 7, 2001 (File No. 000-12718). Corresponding Registration Statement on Form S-8 (File No. 333-69594) became effective on September 18, 2001.

(b) Reports on Form 8-K

On January 15, 2004, the Company filed a Report on Form 8-K, dated January 12, 2004, furnishing under Item 12, a January 12, 2004 press release announcing the third fiscal quarter results. (Such press release is not incorporated by reference herein or deemed "filed" within the meaning of Section 18 of the Securities Act.)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERTEX, INC.

Dated: June 16, 2004

Henry C. Pao, President, Principal Financial and Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry C. Pao, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Henry C. Pao (Henry C. Pao)	President, Principal Executive and Financial Officer and Director	June 16, 2004
/s/ Richard E. Siegel (Richard E. Siegel)	Executive Vice President and Director	June 16, 2004
/s/ Benedict C. K. Choy (Benedict C. K. Choy)	Senior Vice President and Director	June 16, 2004
/s/ W. Mark Loveless (W. Mark Loveless)	Director	June 16, 2004
/s/ Elliott Schlam (Elliott Schlam)	Director	June 16, 2004
/s/ Milton Feng (Milton Feng)	Director	June 16, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Supertex, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the financial position of Supertex, Inc. and its subsidiary at March 31, 2004 and March 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(3) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
June 16, 2004

SUPERTEX, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2004	March 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 71,117	$ 60,931
Short-term investments	5,007	3,945
Trade accounts receivable, net of allowances of $386 in 2004 and $615 in 2003	7,667	10,134
Inventories	12,606	14,582
Prepaid expenses and other current assets	642	575
Deferred income taxes	4,989	4,030
Total current assets	102,028	94,197
Property, plant and equipment, net	9,731	12,104
Other assets	94	97
Deferred income taxes	944	2,273
TOTAL ASSETS	$ 112,797	$ 108,671
LIABILITIES		
Current Liabilities:		
Trade accounts payable	$ 2,354	$ 3,572
Accrued salaries and employee benefits	7,449	6,784
Other accrued liabilities	481	485
Deferred revenue	3,254	2,001
Income taxes payable	1,485	3,304
Total current liabilities	15,023	16,146
Commitments and contingencies (Note 7)		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value -- 10,000 shares authorized, none outstanding	--	--
Common stock, no par value -- 30,000 shares authorized; issued and outstanding 12,889 shares and 12,658 shares at March 31, 2004 and 2003, respectively	32,134	29,045
Retained earnings	65,640	63,480
Total shareholders' equity	97,774	92,525
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 112,797	$ 108,671

See accompanying *Notes to Consolidated Financial Statements.*

SUPERTEX, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Years Ended March 31,		
	2004	2003	2002
Net sales	$ 51,394	$ 54,915	$ 56,195
Costs and expenses:			
Costs of sales	30,938	34,103	33,700
Research and development	9,570	9,338	11,279
Selling, general and administrative	9,760	8,722	7,939
Total costs and expenses	50,268	52,163	52,918
Income from operations	1,126	2,752	3,277
Other income:			
Interest income	1,164	916	1,538
Other income, net	840	530	1,037
Income before provision for income taxes	3,130	4,198	5,852
Provision for income taxes	970	1,343	1,990
Net income	$ 2,160	$ 2,855	$ 3,862
Net income per share:			
Basic	$ 0.17	$ 0.23	$ 0.31
Diluted	$ 0.17	$ 0.22	$ 0.30
Shares used in per share computation:			
Basic	12,758	12,598	12,443
Diluted	13,051	12,757	12,748

See accompanying *Notes to Consolidated Financial Statements*.

SUPERTEX, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Shares	Stock Amount	Retained Earnings	Shareholders' Equity
Balance, March 31, 2001	12,394	$ 25,318	$ 57,041	$ 82,359
Stock options exercised	129	1,315	--	1,315
Issuance of shares under ESPP	46	652	--	652
Stock repurchased	(25)	(55)	(261)	(316)
Tax benefit from stock options	--	224	--	224
Net income	--	--	3,862	--
Total comprehensive income	--	--	--	3,862
Balance, March 31, 2002	12,544	27,454	60,642	88,096
Stock options exercised	88	829	--	829
Shares received in lieu of cash for exercise of options	(18)	(252)	--	(252)
Issuance of shares under ESPP	46	575	--	575
Stock repurchased	(2)	(12)	(17)	(29)
Tax benefit from stock options	--	451	--	451
Net income	--	--	2,855	--
Total comprehensive income	--	--	--	2,855
Balance, March 31, 2003	12,658	29,045	63,480	92,525
Stock options exercised	221	2,678	--	2,678
Shares received in lieu of cash for exercise of options	(40)	(733)	--	(733)
Issuance of shares under ESPP	50	614	--	614
Tax benefit from stock options	--	530	--	530
Net income	--	--	2,160	--
Total comprehensive income	--	--	--	2,160
Balance, March 31, 2004	12,889	$ 32,134	$ 65,640	$ 97,774

See accompanying *Notes to Consolidated Financial Statements.*

SUPERTEX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	2004	2003	2002
Net income	$ 2,160	$ 2,855	$ 3,862
Non-cash adjustments to net income:			
Depreciation and amortization	4,363	5,542	4,411
Provision for doubtful accounts and sales returns	1,632	1,989	1,732
Provision for excess and obsolete inventories	1,044	1,493	(933)
Gain on sale of long-term investments	--	(1,092)	(453)
Gain on disposal of assets	--	60	(45)
Impairment of long-term investment	--	750	--
Tax benefit from exercise of stock options	530	451	224
Deferred income taxes	370	(25)	1,108
Changes in operating assets and liabilities:			
Short-term investments, categorized as trading	(1,062)	(3,945)	--
Trade accounts receivable	835	(2,687)	2,368
Inventories	932	419	(1,173)
Prepaid expenses and other assets	(64)	327	476
Trade accounts payable and accrued expenses	(557)	(2,148)	(1,488)
Deferred revenue	1,253	272	467
Income taxes payable	(1,819)	2,738	(31)
Total adjustments to net income	7,457	4,144	6,663
Net cash provided by operating activities	9,617	6,999	10,525
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(2,010)	(1,389)	(5,515)
Proceeds from disposal of property and equipment	20	10	295
Sales of short-term investments, categorized as available for sale	5,025	--	--
Sales of long-term investments, categorized as available for sale	--	1,696	1,254
Purchases of short-term investments, categorized as available for sale	(5,025)	--	--
Net cash provided by (used in) investing activities	(1,990)	317	(3,966)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of stock options and employee stock purchase plan	2,559	1,152	1,967
Stock Repurchased	--	(29)	(316)
Net cash provided by financing activities	2,559	1,123	1,651
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,186	8,439	8,210
CASH AND CASH EQUIVALENTS:			
Beginning of period	60,931	52,492	44,282
End of period	$ 71,117	$ 60,931	$ 52,492
Supplemental cash flow disclosures:			
Income taxes paid, net of refunds	$ 1,889	$ 9	$ 833

See accompanying *Notes to Consolidated Financial Statements.*

SUPERTEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Supertex designs, develops, manufactures, and markets high voltage analog and mixed signal integrated circuits utilizing high voltage DMOS, HVCMOS and HVBiCMOS analog and mixed signal technologies. The Company supplies standard and custom interface products primarily for the use in the telecommunications, imaging, and medical electronics markets. The Company also provides wafer foundry services for the manufacture of integrated circuits for customers using customer-owned designs and mask toolings.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Fiscal Period

The Company uses a 52-53 week fiscal year ending the Saturday nearest March 31. For presentation purposes, the Company's fiscal years in the accompanying consolidated financial statements have been shown ending on March 31. Fiscal year 2004 comprises 53 weeks, fiscal year 2003 comprises 52 weeks, and fiscal year 2002 comprises 52 weeks.

Use of Estimates in Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant estimates in these financial statements include provision for sales returns and allowances, allowance for doubtful accounts, estimates for useful lives associated with long lived assets, asset impairments, net realizable value of inventories, certain accrued liabilities and provision for income taxes and tax valuation allowance. Actual results could differ from those estimates.

Certain Risks and Uncertainties

The Company's business is concentrated in the high voltage semiconductor component industry, which is rapidly changing, highly competitive and subject to competitive pricing pressures. The Company's operating results may experience substantial period-to-period fluctuations due to these factors, including the cyclical nature of the semiconductor industry, the changes in customer requirements, the timely introduction of new products, the Company's ability to implement new capabilities or technologies, its ability to manufacture efficiently, its reliance on subcontractors and vendors, and the general economic conditions.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments, demand notes and income tax exempt municipal bonds. The Company maintains cash balances at a variety of financial institutions and have not experienced any material losses relating to such balances. The Company invests its excess cash in fixed income and money market products with maturities of no longer than twelve months.

Financial Instruments

At March 31, 2004 and March 31, 2003, short-term investments categorized as available for sale consisted entirely of cash equivalents and are presented within cash and cash equivalents on the consolidated balance sheets. Short-term investments categorized as trading consisted entirely of investments held by the Company's Supplemental Employee Retirement Plan (SERP) and are presented as short-term investments on the consolidated balance sheets. The Company's SERP had investments in equity securities that were not publicly traded during fiscal year 2003. Such securities were liquidated later in fiscal 2003 and all of the assets of the Company's SERP Plan were invested in highly liquid trading securities and are classified as short-term investments on the consolidated balance sheet at March 31, 2004 and March 31, 2003.

Realized and unrealized gains or losses are determined on the specific identification method and are reflected in other income, net. At March 31, 2004, the realized gain associated with trading securities held at the balance sheet date was $738,000 and is included within other income, net. This amount was offset by compensation expense recognized in the same amount and included in operating expenses. Unrealized gains and losses associated with available for sales securities was nil at March 31, 2004.

Investments in equity securities that are not traded on public markets are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of such equity investments and when a decline in the value is other than temporary, the securities are reduced to their fair value. An impairment charge of $750,000 was taken in the second quarter of fiscal 2003 due to the uncertainty surrounding the recoverability of an investment in a start-up company. The carrying value of the Company's investments in equity securities that are not traded on public markets is nil at March 31, 2004 and March 31, 2003.

Accounts Receivable

An allowance for doubtful accounts is calculated based on a percentage applied to outstanding accounts receivable, specific doubtful account identification, and management judgment. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Concentration of credit risk and foreign operations

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's accounts receivable are derived from sales and earned from customers located in the U.S. and certain foreign countries and regions, including Europe, Asia and Japan. Sales to foreign customers for the years ended March 31, 2004, 2003, and 2002 all of which were denominated in U.S. dollars, accounted for 43%, 39%, and 32%, of net sales, respectively. Reporting of sales by geographic area was changed in fiscal year 2004. Sales by geographic area are now attributed to countries based on delivery locations. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers.

The Company sells its semiconductor products in North America, Europe and the Pacific Rim to numerous customers. Allowances for potential credit losses are maintained and such losses historically have not been material.

Foreign Currency Risk

With the Company's operations in Hong Kong, it faces exposure to an adverse change in the exchange rate of the Hong Kong dollar. The Company believes that its exposure is relatively small thus, it does not employ hedging techniques designed to mitigate this foreign currency exposure. Likewise, the Company could experience unanticipated currency gains or losses. As the level of activity at this operation changes over time, actual currency gains or losses could have an adverse impact to the consolidated financial statements.

A small amount of the Company's assets are denominated in Hong Kong dollars including two bank accounts, one for its Hong Kong subsidiary's daily cash requirements while the second account is held for that subsidiary's employees' contributions to the Employee Stock Purchase Plan. All other cash and investment accounts are denominated in US dollars and domiciled in the United States with the exception of one investment account that is domiciled in Ireland.

Substantially all of the Company's foreign sales are denominated in United States dollars. Currency exchange fluctuations in countries where the Company do business could harm the business by resulting in pricing that is not competitive with prices denominated in local currencies.

Foreign Currency Translation

The functional currency of the Company's Hong Kong subsidiary is the U.S. dollar. As such, gains and losses resulting from translation from local currency to the U.S. dollar are included in determining income or loss for the period. Such gains and losses have not been material for any period presented.

Significant Customers

Microtek Inc., the Company's primary distributor in Japan, accounted for 10% of net sales in fiscal 2004, and 11% for fiscal 2003 and 2002 respectively. Outstanding accounts receivable from Microtek accounted for 7% and 17% of gross accounts receivable as of March 31, 2004 and 2003, respectively. No other customer accounted for more than 10% of net sales in fiscal 2004 or more than 10% of accounts receivable at March 31, 2003.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. The Company's inventories include high technology parts and components that are specialized in nature and subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence when estimating amounts required to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and generally depreciated using accelerated methods over estimated useful lives of five years or less. Building and building improvements are recorded at cost and are depreciated on a straight-line basis over the useful life of the building of 39 years. Leasehold improvements are recorded at cost and are amortized on a straight-line basis over the lesser of the related lease term or the estimated useful life of the assets.

Impairment of Long-lived assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company reviews for impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized.

Revenue Recognition

The Company recognizes revenue from direct product sales to end-user customers upon transfer of title and risk of loss, which is upon shipment of the product provided persuasive evidence of an arrangement exists, the price is fixed or determinable, no significant obligations remain and collection of the resulting receivable is reasonably assured. For sales to original equipment manufacturers (OEMs), the Company uses either a binding purchase order or signed agreement as evidence of an arrangement. Sales through distributors are evidenced by a distributor agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. Sales to distributors are made primarily under arrangements allowing limited rights of return, limited price protection and the right of stock rotation on merchandise unsold by the distributors. Because of the uncertainty associated with pricing concessions and possible returns, the Company defers the recognition of such sales and the related costs of sales until distributors have sold the merchandise to their end-user customers. Deferred revenue also includes upfront billings from customers under non-recurring engineering (NRE) contracts as well as a customer advance under a licensing agreement.

Research and Development Expense

All research and development expenses that have no alternative future use are expensed as incurred. Research and development expenses consist primarily of payroll and benefits of those employees engaged in research, design and development activities; costs related to design tools, license expenses related to intellectual property, supplies and services; depreciation and other occupancy costs. We also expense prototype wafers and mask sets related to new products until such new products are released to production.

Net Income per Share

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The following is a reconciliation of the numerator (net income) and the denominator (number of shares) used in the basic and diluted EPS calculations.

(in thousands except per share amounts)	**Fiscal Years Ended March 31,**		
	2004	**2003**	**2002**
BASIC:			
Weighted average shares outstanding	12,758	12,598	12,443
Net income	$ 2,160	$ 2,855	$ 3,862
Net income per share	$ 0.17	$ 0.23	$ 0.31
DILUTED:			
Weighted average shares outstanding	12,758	12,598	12,443
Effect of dilutive securities: stock option	293	159	305
Total	13,051	12,757	12,748
Net income	$ 2,160	$ 2,855	$ 3,862
Net income per share	$ 0.17	$ 0.22	$ 0.30

Options to purchase the Company's common stock of 371,088 shares at an average price of $29.35 per share, 643,056 shares at an average price of $24.68 per share, and 444,450 shares at an average price of $29.79 per share in fiscal 2004, 2003, and 2002, respectively, were outstanding but were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Accounting for Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transaction Involving Stock Compensation" ("FIN 44"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the stock option exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are offered to other than employees for acquiring or in conjunction with selling goods or services" ("EITF 96-18"). Under SFAS No. 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value, re-measured at each period end until a commitment date is reached, which is generally the vesting date.

Had the Company recorded compensation costs for stock options issued to employees under the Company's stock option plans and Employee Stock Purchase Plan based on the fair value at the grant date for the awards consistent with the provisions of SFAS 123, the net income and net income per share for the years ended March 31, 2004, 2003, and 2002 would have been reduced to the pro forma amounts indicated as follows:

		Fiscal Years Ended March 31,		
(in thousands except per share amount)		**2004**	**2003**	**2002**
Net income	As reported	$2,160	$2,855	$3,862
Add:	Stock-based employee compensation expense included in reported net income, net of tax	--	--	--
Deduct:	Stock-based employee compensation expense determined under fair value based method, net of tax	(1,063)	(1,851)	(2,807)
	Pro forma	$1,097	$1,004	$1,055
Basic earnings per share	As reported	$0.17	$ 0.23	$ 0.31
	Pro forma	$0.09	$ 0.08	$ 0.08
Diluted earnings per share	As reported	$0.17	$ 0.22	$ 0.30
	Pro forma	$0.08	$ 0.08	$ 0.08

To compute the estimated fair value of each option grant under the Option Plans and employee's purchase rights under the ESPP, the Black-Scholes option pricing model was used with the following weighted average assumptions:

	Employee Stock Option Plans			ESPP		
	2004	2003	2002	2004	2003	2002
Risk-free interest rate	2.27%	2.52%	3.82%	1.02%	1.28%	3.02%
Expected term of option from vest date (years)	1.37	1.30	1.12	0.50	0.50	0.50
Expected volatility	53.65%	72.18%	75.22%	41.71%	59.92%	83.52%
Expected dividends	--	--	--	--	--	--

Income Taxes

The Company utilizes the liability method to account for income taxes where deferred tax assets or liabilities are determined based on the temporary differences between the bases used for financial versus tax reporting of assets and liabilities, using tax laws and rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is provided for deferred tax assets when management cannot conclude, based on the available evidence, that it is more likely than not that all or a portion of the deferred tax assets will be realized through future operations. The provision for income taxes represents taxes that are or would have been payable for the current period, plus the net change in deferred tax amounts.

Advertising Costs

The Company expenses advertising and promotional costs as they are incurred. Advertising costs for the last three fiscal years were insignificant.

Fair Value of Financial Instrument

Carrying amounts of certain of the Company's financial instruments including cash, cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short maturities. The Company measures Financial Instrument's "other than temporary" impairment, if any, using its fair value.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for disclosure and financial statement display for reporting total comprehensive income and its individual components. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company's comprehensive income did not differ from net income for all periods presented.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46, or FIN 46(R), resulting in an effective date of no later than the first interim or annual period ending after March 15, 2004. The Company's adoption of FIN 46(R) had no effect on the Company's results of operations or financial position.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01). EITF 03-01 establishes additional disclosure requirements for each category of FAS 115 investments in a loss position. Effective for years ending after December 15, 2003, companies must disclose the aggregate amount of unrealized losses, and the aggregate related fair value of their investments with unrealized losses. Those investments are required to be segregated by those in a loss position for less than twelve months and those in a loss position for greater than twelve months. Additionally, certain qualitative disclosures should be made to clarify a circumstance whereby an investment's fair value that is below cost is not considered other-than-temporary. The provisions of this consensus do not have any material effect on the Company's results of operations or financial position.

On December 17, 2003, the Securities and Exchange Commission (the "SEC") issued SAB No. 104, Revenue Recognition ("SAB 104"), which supercedes SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the "FAQ") issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The provisions of SAB 104 had no effect on the Company's results of operations or financial position.

2. INVENTORIES (in thousands):

	March 31,	
	2004	2003
Raw Materials	$ 1,266	$ 1,348
Work-in-process	6,795	9,341
Finished goods	4,545	3,893
	$ 12,606	$ 14,582

3. PROPERTY, PLANT AND EQUIPMENT (in thousands):

	March 31,	
	2004	2003
Land	$ 825	$ 825
Machinery and equipment	32,282	30,882
Leasehold improvements	2,243	2,231
Building	2,461	2,234
Furniture and fixtures	297	291
	38,108	36,463
Less accumulated depreciation	(28,377)	(24,359)
	$ 9,731	$ 12,104

4. INCOME TAXES

The components of the provision for income are as follows (in thousands):

	Fiscal Years Ended March 31,		
	2004	2003	2002
U.S. Federal current	$ 886	$ 802	$ 881
U.S. Federal deferred	(727)	(188)	1,377
	159	614	2,258
Non-US current	450	491	--
Non-US deferred	--	--	--
	450	491	--
State current	4	25	1
State deferred	357	213	(269)
	361	238	(268)
	$ 970	$ 1,343	$ 1,990

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes as follows:

	Fiscal Years Ended March 31,		
	2004	2003	2002
Tax provision at US statutory rates	35%	35%	35%
State tax, net of federal benefits	5	5	5
Tax credits	(12)	(8)	(9)
Foreign earnings tax differential	(7)	(7)	--
Other	10	7	3
	31%	32%	34%

Significant components of deferred tax assets, for which no valuation allowance was required, and the deferred tax liabilities included on the consolidated balance sheet are as follows (in thousands):

	March 31,		
Deferred tax assets:	2004	2003	2002
Accrued employee benefits	$ 554	$ 576	$ 579
Inventory reserves	1,131	890	386
Accrued liabilities	1,905	1,527	1,548
Deferred revenue on shipments to distributors	1,253	793	685
Allowances for doubtful accounts and sales returns	146	244	580
Depreciation and amortization	28	1,031	2,120
Tax credits	916	1,242	380
Total deferred tax assets	$ 5,933	$ 6,303	$ 6,278

Management has determined that no valuation allowance is required because, although realization is not assured, the Company has sufficient taxable income in carryback years to absorb items deductible in the future for federal tax purposes and anticipates that its estimated future taxable income will allow the deferred tax asset for state tax purposes to be fully realized in future years. The amount of the deferred tax asset that is realizable could be reduced in the near term if actual results differ significantly from estimates of future taxable income.

The domestic and foreign components of income before income taxes are (in thousands):

	Fiscal Year Ended March 31,		
	2004	2003	2002
United States	$ 1,472	$ 2,243	$ 5,265
Foreign	1,658	1,955	587
	$ 3,130	$ 4,198	$ 5,852

The Company have not provided for U.S. federal and foreign withholding taxes on $4,199,000 of non-U.S. subsidiary undistributed earnings as of March 31, 2004. Where excess cash has accumulated in the Company's non-U.S. subsidiary and is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

At March 31, 2004, the Company had tax credit carryforwards of approximately $1,409,000 for state tax payments which will expire in varying amounts beginning in 2007 through 2023 if not utilized. The Company had no tax credit carryforwards for federal tax payments. Tax benefits of $530,000 in 2004, $451,000 in 2003, and $224,000 in 2002 associated with the exercise of stock options were recognized in shareholders' equity.

5. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan -- The Company has a discretionary profit sharing plan for the benefit of eligible employees. Related expenses were $235,000, $423,000, and $364,000, in fiscal 2004, 2003, and 2002, respectively.

Savings and Retirement Plan -- The Supertex Savings and Retirement Plan allows for employee savings intended to qualify under the provisions of Section 401 of the Internal Revenue Code (IRC). Employees having at least three months of service may make pretax contributions of up to the IRC maximum allowable amount of the employees' qualified compensation. The Company matches certain percentages of employee contributions, all of which are 100% vested. In fiscal years 2004, 2003, and 2002, the Company's matching contributions were $191,000, $210,000, and $245,000, respectively.

Supplemental Employee Retirement Plan -- The Supplemental Employee Retirement Plan (the "SERP") is a non-qualified deferred compensation plan that covers a select group of management or highly compensated employees of the Company. The SERP was adopted by the Company, effective January 1, 1996. The Plan assets at March 31, 2004 of $5,007,000 are included in short-term investments in the Company's consolidated balance sheet at March 31, 2004 and classified as trading securities. Such assets shall at all times be subject to claims of the general creditors of the Company.

SERP obligations are based on the fair value of the underlying assets owed to participants as stipulated by the SERP and are included in accrued liabilities in the consolidated financial statements. The Deferred Compensation Committee is responsible for the general administration and interpretation of the SERP and for carrying out its provisions.

Employee Stock Purchase Plan -- The shareholders of the Company approved the adoption of the 2000 Employee Stock Purchase Plan (the "ESPP") and the reservation of shares of common stock for issuance under this Plan at the August 18, 2000 annual shareholder's meeting. The maximum aggregate number of common stock available for purchase under the ESPP is 500,000 shares plus an annual increase on the first day of the Company's fiscal year of the lesser of 100,000 shares or three percent (3%) of the outstanding shares on that date or a lesser amount determined by the Board of Directors. Eligible employees may elect to withhold up to 20% of their cash compensation to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a six month offering period, whichever is lower. An eligible employee may purchase no more than 500 shares during any calendar year. For fiscal year 2004 there were 50,086 shares of the Company's common stock that were issued under the ESPP compared to 46,408 shares and 45,239 shares of common stock issued in fiscal 2003 and 2002 respectively. There are 358,267 shares available for future issuance under the ESPP at the end of fiscal year 2004.

Stock Option Plans -- The 1991 Stock Option Plan (the "1991 Plan") provides for granting incentive stock options to employees, and non-statutory stock options to employees and consultants. Terms for exercising options are determined by the Board of Directors, and options expire at the earlier of the term provided in the Notice of Grant or upon termination of employment or consulting relationship. The 1991 Plan expired in June 2001, thus there were no options available for grant under the 1991 Plan.

A total of 2,825,715 shares of the Company's common stock were reserved for issuance under the 1991 Plan. Options granted under the 1991 Plan are granted at the fair market value of the Company's common stock on the date of grant and generally expire 7 years from the date of grant or at termination of service, whichever occurs first. The options generally are exercisable beginning one year from date of grant and generally vest over a five-year period.

The Company's shareholders approved the adoption of the 2001 Stock Option Plan (the "2001 Plan") and the reservation of 2,000,000 shares of common stock for issuance under 2001 Plan at the August 17, 2001 annual meeting of shareholders. Terms for exercising options and vesting schedules are similar to the 1991 Plan.

Activity under the 1991 Option Plan is as follows:

	Available For Grant	Options Outstanding Shares	Price Per Share	Weighted Average Exercise Price
Balance, March 31, 2001	301,595	1,517,080	$4.50 - $46.34	$ 17.48
Granted	(193,290)	193,290	12.53 - 12.53	12.53
Exercised	--	(129,370)	4.50 - 19.56	10.16
Canceled	96,340	(96,340)	9.25 - 46.34	22.13
Expired	(204,645)	--		
Balance, March 31, 2002	--	1,484,660	7.50 - 46.34	17.19
Granted	--	--		
Exercised	--	(87,520)	7.25 - 19.56	9.47
Canceled	87,760	(87,760)	9.38 - 46.34	23.96
Expired	(87,760)	--		
Balance, March 31, 2003	--	1,309,380	10.31 - 46.34	17.21
Granted	--	--		
Exercised	--	(217,650)	10.31 - 19.56	12.05
Canceled	129,500	(129,500)	11.00 - 46.34	26.67
Expired	(129,500)	--		
Balance, March 31, 2004	--	962,230	$10.31 - $46.34	$ 17.10

Activity under the 2001 Option Plan is as follows:

	Available For Grant	Options Outstanding		Weighted Average Exercise Price
		Shares	Price Per Share	
Balance, March 31, 2001	--	--	--	--
Reserved	2,000,000			
Granted	(127,300)	127,300	$ 15.83 - 21.31	$ 17.65
Balance, March 31, 2002	1,872,700	127,300	15.83 - 21.31	$ 17.65
Granted	(132,200)	132,200	11.30 - 17.67	13.44
Canceled	24,800	(24,800)	13.16 - 17.14	13.72
Balance, March 31, 2003	1,765,300	234,700	$11.30 - 21.31	$ 15.69
Granted	(324,800)	324,800	17.11 - 18.52	17.53
Exercised	--	(3,451)	11.30 - 17.14	15.61
Canceled	38,449	(38,449)	15.83 - 21.31	18.07
Balance, March 31, 2004	1,478,949	517,600	$11.30 - 21.31	$ 16.67

The options outstanding and currently exercisable by exercise price under the combined 1991 and 2001 Option Plans at March 31, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$ 10.31 - $12.53	489,520	3.28	$11.29	245,960	$11.09
13.16 - 17.11	377,400	3.09	14.51	252,240	14.45
17.14 - 19.56	442,960	5.80	17.90	79,760	19.03
21.31 - 46.34	169,950	3.59	36.17	98,510	36.82
$ 10.31 - $46.34	1,479,830	4.02	$16.95	676,470	$17.03

The weighted average fair value of options granted during fiscal 2004, 2003, and 2002 was $8.91 per share, $10.37 per share, and $10.96 per share, respectively. All options were granted at market price of the Company's common stock on the date of grant.

6. RELATED PARTY TRANSACTIONS

Mr. Richard Siegel, the Executive Vice President of the Company, is a member of the Board of Directors for All American Semiconductor. All American Semiconductor is a national distributor of electronic components manufactured by others and is a major distributor of the Company. Sales to this distributor for fiscal years 2004, 2003, and 2002 were $2,510,000, $3,120,000, and $2,109,000, respectively. The accounts receivable due from All American Semiconductor at March 31, 2004 and March 31, 2003 were $481,000 and $682,000, respectively. The Company has no long-term distributorship agreement with All American Semiconductor, instead operating on the basis of purchase orders and sales order acknowledgement.

SUPERTEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

As part of the Company's acquisition of Orbit's six-inch wafer fabrication operation in fiscal 1999, the Company assumed an operating lease for its manufacturing facility. On January 28, 2004, the Board of Directors of the Company approved the amendment of the lease extending the lease term to seven years expiring on April 30, 2011 at a specified new rent schedule. The new rent starts at $62,000 per month with an annual increase of $3,000. The Company is responsible for maintenance costs, including real property taxes, utilities, insurance and other costs. The Company has one five-year option remaining which if exercised would extend the lease to April 2016. A portion of the facility is subleased to an unrelated company.

The Company also leases a facility to house its operations in Hong Kong under an operating lease for the equivalent of approximately $9,000 per month exclusive of building maintenance fees, rates, taxes and other duties imposed by the government of Hong Kong upon the leased property. The lease agreement was renewed in December 1, 2003 and has a term of three years.

The Company leases a portion of a building under an operating lease from Fortuna Realty Co, a corporation owned by a former Supertex Director, Yunni Pao. The lease will expire on April 1, 2007. Previously we leased the entire building. Under the lease, monthly rent is $10,442 per month and Supertex is responsible for its pro-rata maintenance costs, including real property taxes, and other costs. This facility is being subleased to one of the Company's providers of epitaxial deposition services, expiring on April 1, 2007, essentially at cost. The total rental expenses paid to Fortuna Realty Co. were $125,000, $130,000, and $457,000 in fiscal years 2004, 2003 and 2002, respectively. We believe that the lease with Fortuna Realty Co. was and is at prevailing market rates.

The Company has other operating leases for its field sales offices in New York, Texas and Taiwan expiring at various dates through fiscal year 2005.

Future minimum lease payments and sublease income under all non-cancelable operating leases at March 31, 2004 are as follows (in thousands):

Fiscal Years Ending March 31	Operating Lease	Sublease Income
2005	$ 1,014	$ 144
2006	1,010	110
2007	1,011	110
2008	850	--
2009	887	--
Thereafter	1,965	--
	$ 6,737	$ 364

Facilities rental expenses, net of facilities sublease, were approximately $856,000, $817,000, and $1,234,000, (net of facilities sublease income of $411,000, $480,000, and $349,000) in fiscal years 2004, 2003, and 2002, respectively.

The Company has agreed to defend certain customers, distributors, suppliers, and subcontractors against certain claims which third parties may assert that its products allegedly infringe certain of their intellectual property rights, including patents, trademarks, trade secrets, or copyrights. The Company has agreed to pay certain amounts of any resulting damage awards and has the option to replace any infringing product with non-infringing product. The terms of these indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the Company's potential liability for indemnification relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, the Company has not paid any damage award or been required to defend any claim related to its indemnification obligations, and accordingly, it has not accrued any amounts for indemnification obligations. However, there can be no assurances that the Company will not have any financial exposure under those indemnification obligations.

In addition to the foregoing, from time to time the Company is subject to possible claims or assessments from third parties arising in the normal course of business. Management has reviewed such possible claims and assessments with legal counsel and believes that it is unlikely that they will result in a material adverse impact on the Company's financial position or results of operations.

8. SEGMENT INFORMATION

The Company operates in one business segment comprising of the design, development, manufacturing and marketing of high voltage analog and mixed signal integrated circuits. The Company's principal markets are in the United States of America, Europe and Asia. The Company's Chief Operating Officer, the President, Principal Executive and Financial Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Below is a summary of sales by major geographic area for the years ended March 31, 2004, 2003, and 2002:

	Fiscal Years ended March 31,		
(in thousands)	2004	2003	2002
Revenues			
United States	$ 29,072	$ 33,741	$ 38,197
Europe	5,773	5,819	4,925
Japan	5,474	6,137	6,451
Asia (excluding Japan)	9,481	8,055	5,570
Other	1,594	1,163	1,052
Total Revenue	$ 51,394	$ 54,915	$ 56,195

The aggregation of geographic sales information was changed in fiscal year 2004. Sales are now attributed to geographic location based on delivery location.

The Company does not segregate information related to operating income generated by its export sales. The Company's assets are primarily located in the United States of America.

Net property, plant and equipment by country was as follows:

	March 31,	
	2004	2003
United States	$9,161	$11,415
Hong Kong	570	689

SCHEDULE II
SUPERTEX, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Off of Accounts	Balance at End of Period
Year end March 31, 2002				
Allowance for sales returns	$ 906	$ 2,267	$ 2,395	$ 778
Allowance for doubtful accounts	1,506	(535)	284	687
Year end March 31, 2003				
Allowance for sales returns	$ 778	$ 2,116	$ 2,529	$ 365
Allowance for doubtful accounts	687	(127)	310	250
Year end March 31, 2004				
Allowance for sales returns	$ 365	$ 1,652	$ 1,831	$ 186
Allowance for doubtful accounts	250	(53)	(3)	200

SUPERTEX, INC.
EXHIBIT INDEX

(The Registrant will furnish to any shareholders who so request a copy of this Annual Report on Form 10-K and any Exhibit listed below, provided that the Registrant may require payment of a reasonable fee not to exceed its expense in furnishing such information.)

Exhibit	Exhibit Description
2.1 (1)	Agreement for purchases and sale of assets by and between Supertex, Inc. and Orbit Semiconductor dated January 16, 1999.
3.1 (2)	Restated Articles of Incorporation of Registrant filed May 21, 1980.
3.2 (2)	Certificate of Amendment of Articles of Incorporation filed April 16, 1981.
3.3 (2)	Certificate of Amendment of Articles of Incorporation filed September 30, 1983.
3.4 (5)	Bylaws of Registrant, as amended.
10	Deferred Compensation Plan (Supplemental Employee Retirement Plan) which became effective January 1, 1996.
10.2	Lease Assignment agreement for 71 Vista Montana, San Jose, California, dated February 1, 1999 among Orbit Semiconductor, as assignor, Sobrato Development Companies #871, as landlord, and Supertex, Inc., as assignee.
10.6 (4)	1991 Stock Option Plan which became effective, with form of stock option agreement.
10.6a (5)	1991 Stock Option Plan, as amended as of August 4, 1995, with form of stock option agreement.
10.6b (6)	1991 Stock Option Plan, as amended as of August 6, 1999, with form of stock option agreement.
10.6c (7)	2000 Employee Stock Purchase Plan.
10.6d (8)	2001 Stock Option Plan, which became effective, with form of stock option agreement.
10.7 (2)	Profit Sharing Plan.
10.21 (3)	Certificate of Amendment of Articles of Incorporation filed October 14, 1988.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney. Contained on Signature Page
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the exhibit of the same number filed with current report on form 8-K dated January 19, 1999.

(2) Incorporated by reference to exhibit of same number of Registrant's Registration Statement on Form S-1 (File No. 2-86898), which became effective December 6, 1983.

(3) Incorporated by reference to exhibit filed with Quarterly Report on Form 10-Q for period ended October 1, 1988.

(4) Incorporated by reference to exhibit filed with Annual Report on Form 10-K for year ended March 31, 1991.

(5) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 33-43691) which became effective September 1, 1995.

(6) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 33-43691) which became effective September 29, 1999.

(7) Incorporated by reference to exhibit included in Registrant's Registration Statement on Form S-8 (File No. 333-47606) which became effective October 6, 2000.

(8) Incorporated by reference to Appendix B of the Registrants amended Proxy Statement filed on August 7, 2001 (File No. 000-12718). Corresponding Registration Statement on Form S-8 (File No. 333-69594) became effective on September 18, 2001.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-69594, 333-47606 and 033-43691) of Supertex, Inc. of our report dated June 16, 2004 relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

San Jose, California
June 16, 2004

Exhibit 31

Certifications Under Rule 13a-14(a)/15d-14(a)

I, Henry C. Pao, certify that:

1. I have reviewed this annual report on Form 10-K of Supertex, Inc., a California corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 16, 2004

Henry C. Pao, Ph.D.
Chief Executive Officer and Chief Financial Officer
(Principal Executive and Financial Officer)

Exhibit 32

Statement of Chief Executive Officer and Chief Financial Officer under 18 U.S.C. § 1350

I, Henry C. Pao, the chief executive officer and chief financial officer of Supertex, Inc., a California corporation (the "Company"), certify pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, that to my knowledge:

(i) the Annual Report of the Company on Form 10-K for the period ending March 31, 2004 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d), whichever is applicable, of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 16, 2004

Henry C. Pao, Ph.D.
Chief Executive Officer and Chief Financial Officer

The material contained in this Exhibit 32 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Supertex inc.

Board of Directors

Dr. Henry C. Pao
President & Chief Executive Officer
Supertex, Inc.

Richard E. Siegel
Executive Vice President
Supertex, Inc.

Benedict C. K. Choy
Senior Vice President & Corporate Secretary
Supertex, Inc.

W. Mark Loveless
Partner
Burr, Pilger & Mayer LLP

Dr. Elliott Schlam
President
Elliott Schlam Associates

Dr. Milton Feng
Chair Professor of Electrical & Computer Engineering,
Center for Compound Semiconductor Microelectronics
University of Illinois, Champaign-Urbana

Officers

Dr. Henry C. Pao
President and Chief Executive Officer

Richard E. Siegel
Executive Vice President

Benedict C. K. Choy
Senior Vice President,
Technology Development
and Corporate Secretary

Dr. Franklin Gonzalez
Vice President, Process Technology

William Ingram
Vice President, Wafer Fabrication Operations

Dilip Kapur
Vice President, Standard Products

Michael Lee
Vice President, Integrated Circuit Design

William Petersen
Vice President, Worldwide Sales

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
Cranford, New Jersey

GENERAL COUNSEL
Pillsbury Winthrop LLP
Palo Alto, California

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
San Jose, California

CORPORATE ADDRESS
1235 Bordeaux Drive
Sunnyvale, CA 94089
Tel: (408) 222-8888
Fax: (408) 222-4800
Web Site: http://www.supertex.com

SEC FORM 10-K
A copy of Supertex's Form 10-K report filed with the Securities and Exchange Commission is available upon request without charge by writing to:

Investor Relations, Supertex, Inc.
1235 Bordeaux Drive
Sunnyvale, CA 94089
Tel: (408) 222-4816
Fax: (408) 222-4878

Corporate Profile

Supertex, Inc. (NASDAQ NMS: SUPX) is a technology-based producer of high voltage analog and mixed signal semiconductor components, primarily to interface between low voltage computer signals and the real high voltage analog world. We design, develop, manufacture, and market these high voltage semiconductor devices and integrated circuits utilizing state-of-the-art DMOS, HVCMOS® and HVBiCMOS analog and mixed signal technologies. We have more than twenty-eight years of experience in these areas. We focus our products for use primarily in the telecommunication and networking system, flat panel display, printer, medical electronics and lighting industries. Being among the market leaders for these products, we work very closely with key customers to define new products for their future needs while yielding maximum functional value in their applications. Such close collaboration has produced a wide range of leading-edge new products and allowed our customers to develop more advanced products for their end markets. We continue to invest aggressively in our technology development, which helps us to remain a leader in our target markets.

Supertex is headquartered in Sunnyvale, California, in the heart of the Silicon Valley, and has our own self-sufficient six-inch submicron wafer fabrication (fab) facility in San Jose, California. The fab also supports a custom foundry business, primarily for medical and imaging markets, synergistic with our targeted markets. The fab not only provides us with production capacity for future growth, but also allows us to develop new products more rapidly and advance our technology roadmap. We have two integrated circuit design centers, one in our Sunnyvale headquarters, complemented by the second one in our Hong Kong facilities. Our well-equipped testing facility, now located in Hong Kong, is capable of testing most of the latest chip scale package types. Supertex operates branch sales offices in Texas, New York, Pennsylvania, Taiwan and the United Kingdom as well as our new International Sales and Distribution Center in Hong Kong, augmented by a worldwide network of sales representatives and distributors.

This Annual Report contains forward-looking statements. When used in this Annual Report, the words "intent", "anticipate", "believe", "estimate", "plan", "forecast", and "expect" and similar expressions as they relate to Supertex are included to identify forward-looking statements. They involve risks and uncertainties and are not historical facts or guarantees of future performance or events. They are based upon current expectations, estimates, beliefs, and assumptions about the future, which may prove incorrect and are based upon our goals and objectives, which may change. Forward-looking statements include statements regarding our dependency on turns business through the first half of the new fiscal year, our sales growth the second fiscal half of the new fiscal year, our accounting policies, our operations, shareholder value and corporate responsibilities, complying with the Sarbanes-Oxley Act, and investments in our technology development. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of difficulties in engineering new products and processes or in moving products from engineering into manufacturing plus other factors set forth below and elsewhere in this Annual Report, including the accompanying Annual Report on Form 10-K. Forward-looking statements speak only as of today and we undertake no obligation to publicly update or revise these statements whether as the result of new information, future events, or otherwise.

Supertex, Inc.
1235 Bordeaux Drive
Sunnyvale, CA 94089
Phone: (408) 222-8888
Fax: (408) 222-4800
www.supertex.com